UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TURBOCHEF TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

009000061

(CUSIP Number)

Reinaldo Pascual
Kilpatrick Stockton LLP
Suite 2800
1100 Peachtree Street NE
Atlanta, Georgia 30309
(404) 815-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009000061	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS: OVENWORKS, LLLP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 16-1686546

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: STATE OF GEORGIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER: 52,107,983(1)

	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER: 38,653,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,107,983 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 80.5%

14	TYPE OF REPORTING PERSON: PN

(1)

Includes:  (a) 38,653,000 shares of the Issuer’s common stock, par value $.01 per share (“Common Stock”), issuable upon conversion of shares of the Issuer’s Series D Preferred Stock, par value $1.00 per share (“Series D Preferred Stock”); (b) the right to vote, for limited purposes, pursuant to an agreement dated October 28, 2003, between OvenWorks, LLLP, Jeffrey B. Bogatin and Donald J. Gogel (the “Bogatin/Gogel Voting Agreement”), 9,553,221 shares of Common Stock owned by Messrs. Bogatin and Gogel; and (c) the right to vote, for limited purposes, pursuant to an agreement dated October 28, 2003, between OvenWorks, LLLP and Grand Cheer Company Limited (the “Grand Cheer Voting Agreement”), 3,101,762 shares of outstanding Common Stock owned by Grand Cheer and 800,000 shares of Common Stock issuable upon exercise of a warrant which was issued to Grand Cheer on March 19, 2001 and amended on October 28, 2003.

(2)	Includes 38,653,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock.

CUSIP No. 009000061	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS: OVEN MANAGEMENT, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-0304616

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS: NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: STATE OF GEORGIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER: 52,107,983 (1)

	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER: 38,653,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,107,983 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 80.5%

14	TYPE OF REPORTING PERSON: CO

(1)

Includes:  (a) 38,653,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock; (b) the right to vote, for limited purposes, 9,553,221 shares of Common Stock owned by Messrs. Bogatin and Gogel pursuant to the Bogatin/Gogel Voting Agreement; and (c) the right to vote, for limited purposes, 3,101,762 shares of outstanding Common Stock owned by Grand Cheer and 800,000 shares of Common Stock issuable upon exercise of a warrant which was issued to Grand Cheer on March 19, 2001 and amended on October 28, 2003, pursuant to the Grand Cheer Voting Agreement.

(2)	Includes 38,653,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock.

CUSIP No. 009000061	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS: RICHARD E. PERLMAN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS: NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER: 52,107,983 (1)

	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER: 38,653,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,107,983 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 80.5%

14	TYPE OF REPORTING PERSON: IN

(1)

Includes:  (a) 38,653,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock; (b) the right to vote, for limited purposes, 9,553,221 shares of Common Stock owned by Messrs. Bogatin and Gogel pursuant to the Bogatin/Gogel Voting Agreement; and (c) the right to vote, for limited purposes, 3,101,762 shares of outstanding Common Stock owned by Grand Cheer and 800,000 shares of Common Stock issuable upon exercise of a warrant which was issued to Grand Cheer on March 19, 2001 and amended on October 28, 2003, pursuant to the Grand Cheer Voting Agreement.

(2)	Includes 38,653,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock.

CUSIP No. 009000061	13D	Page 5 of 12 Pages

Item 1.     Security and Issuer.

          This statement (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of TurboChef Technologies, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 10500 Metric Drive, Suite 128, Dallas, Texas  75243.

Item 2.     Identity and Background.

          (a)-(c) and (f) This Statement is being filed jointly by the following (the “Reporting Persons”):

OvenWorks, LLLP, a Georgia limited liability limited partnership (“OvenWorks”) 645 Madison Avenue Suite 1500 New York, New York 10022

OvenWorks is newly-formed limited liability limited partnership whose sole business purpose is to acquire, hold and exercise rights with respect to shares of Series D Preferred Stock, par value $1.00 per share, of the Issuer (the “Series D Preferred Stock”).

Oven Management, Inc., a Georgia corporation (“Oven Management”) 645 Madison Avenue Suite 1500 New York, New York 10022

Oven Management is a newly-formed corporation whose sole business purpose is to act as the General Partner of OvenWorks.  Oven Management controls OvenWorks through its role as General Partner of OvenWorks.

Richard E. Perlman, an individual citizen of the United States (“Perlman”) 645 Madison Avenue Suite 1500 New York, New York 10022

Mr. Perlman’s present principal occupation is serving as the Chairman of the Board of Directors of the Issuer.  Mr. Perlman is also the sole shareholder of Oven Management, and serves as its President and Sole Director.  Mr. Perlman controls Oven Management through his beneficial ownership of all of Oven Management’s outstanding capital stock.

          (d) and (e) None of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

          On October 28, 2003, OvenWorks entered into a Stock Purchase Agreement with the Issuer (the “Stock Purchase Agreement”), for the purchase of shares of Series D Preferred Stock.  Pursuant to the Stock Purchase Agreement, OvenWorks purchased 1,932,650 shares of Series D Preferred Stock, and 200,000 shares of Series D Preferred Stock for Sanders Morris Harris Inc., a Texas corporation (“SMH”) for which OvenWorks served as nominee pursuant to a Nominee Agreement (see Item 6), for the accounts of certain of SMH’s clients (the “Other Investors”), at a price per share of $6.13226 for a total purchase price of $13,077,964.  The source of funds used for the acquisition of shares of Series D Preferred Stock by OvenWorks was capital contributions from the funds of the limited partners of OvenWorks.  None of the funds used to purchase the Series D Preferred Stock by OvenWorks were borrowed by OvenWorks.

CUSIP No. 009000061	13D	Page 6 of 12 Pages

          Additionally, as a condition to OvenWorks entering into the Stock Purchase Agreement, Jeffrey J. Bogatin (“Bogatin”) and Donald J. Gogel (“Gogel”) entered into a Voting Agreement, dated as of October 28, 2003 with OvenWorks (the “Bogatin/Gogel Voting Agreement”), and Grand Cheer Company Limited (“Grand Cheer,” and collectively with Bogatin and Gogel, the “Stockholders”) entered into a Voting Agreement, dated as of October 28, 2003, with Oven Works (the “Grand Cheer Voting Agreement,” and together with the Bogatin/Gogel Voting Agreement, the “Voting Agreements”).  Pursuant to the terms of the Voting Agreements, and the accompanying Irrevocable Proxies of each of Bogatin, Gogel and Grand Cheer delivered pursuant thereto, OvenWorks and Oven Management have been appointed as proxies and attorneys-in-fact for each Stockholder to exercise certain limited voting and related rights with respect to the respective shares of Common Stock owned by each Stockholder as of October 28, 2003, and the shares of Common Stock which may thereafter be beneficially owned by each of them (see Item 4).

Item 4.     Purpose of Transaction.

Stock Purchase Agreement

          Pursuant to the terms of the Stock Purchase Agreement, on October 28, 2003, OvenWorks acquired an aggregate of 1,932,650 shares of Series D Preferred Stock, and also acquired as nominee for SMH an aggregate of 200,000 shares of Series D Preferred Stock for the accounts of the Other Investors.

Terms of the Series D Preferred Stock

          On October 27, 2003, the Issuer filed a Certificate of Designations, Powers, Preferences and Rights with the Secretary of State of the State of Delaware to establish and designate the powers, preferences and rights of the Series D Preferred Stock (the “Certificate of Designation”).

          Conversion

          At the time of purchase, each share of Series D Preferred Stock was convertible into 20 shares of Common Stock (at a conversion price of $.306613 per share).  Accordingly, as of October 28, 2003, the shares of Series D Preferred Stock acquired by OvenWorks were convertible into approximately 38,653,000 shares of Common Stock, which represented approximately 55.6% of the total outstanding shares of Common Stock on an as-converted, fully-diluted basis (taking into account all potentially dilutive securities authorized by the Issuer as of October 28, 2003, and assuming that all outstanding options, warrants and other rights for the purchase of capital stock of the Issuer shall have been exercised, and all outstanding shares of all series of the Issuer’s preferred stock, including the shares of Series D Preferred Stock, have been converted into Common Stock).  The conversion price of each share of Series D Preferred Stock is subject to periodic adjustment as set forth in the Certificate of Designation.

          The inability of the Issuer to reserve the number of shares of Common Stock required for conversion of all outstanding shares of Series D Preferred Stock will have no impact on the rank, rights, preferences and privileges, including voting privileges, of the Series D Preferred Stock, all of which are interpreted and applied as if the Issuer had sufficient shares of Common Stock authorized but unissued to effect a complete conversion of the Series D Preferred Stock.

          Voting Rights

          In general, holders of Series D Preferred Stock will vote together with the holders of Common Stock as a single class, with each holder of outstanding shares of Series D Preferred Stock having a number of votes per share of the Series D Preferred Stock equal to the number of whole shares of Common Stock into which such share of Series D Preferred Stock is then convertible.  At the time of purchase, each share of Series D Preferred Stock was convertible into 20 shares of Common Stock (at a conversion price of $.306613 per share).

CUSIP No. 009000061	13D	Page 7 of 12 Pages

          As long as at least 25% of the shares of Series D Preferred Stock issued on October 28, 2003 remain unconverted, holders of shares of the Series D Preferred Stock are entitled to vote as a class with respect to:  (a) any amendment, waiver or repeal of any provisions of, or any addition of any provision to, the Certificate of Incorporation, as amended (the “Certificate of Incorporation”), or Bylaws, and any action or any other agreements which would prohibit or conflict with the Issuer’s obligations under the Certificate of Designation with respect to the holders of the Series D Preferred Stock; (b) any alteration or change to the rights, preferences or privileges of the shares of the Series D Preferred Stock; (c) any increase, decrease or other change in the number of authorized shares of the Issuer’s capital stock, or the creation, authorization, designation, issuance or establishment of any class or series of capital stock of the Issuer which ranks senior to, or on a parity with, the Series D Preferred Stock as to dividend, redemption rights, voting rights or rights on liquidation, dissolution or winding up of the Issuer; (d) the declaration or payment of any dividend on, purchase, redemption or other acquisition of any security of the Issuer that is junior with respect to the Series D Preferred Stock, or which ranks senior to, or on a parity with, the Series D Preferred Stock, unless the Issuer is otherwise required to declare or pay such dividend pursuant to the terms of the Certificate of Incorporation; (e) any action which would result in increasing the number of directors to more than 6; or (f) any merger, consolidation or statutory share exchange.

          Additionally, as long as at least 25% of the shares of Series D Preferred Stock issued on October 28, 2003 remain unconverted, the holders of Series D Preferred Stock will be entitled to elect, on an annual basis and by the affirmative vote of the holders of a majority of the outstanding Series D Preferred Stock, two-thirds of the total number of directors of the Issuer, rounded to the next highest whole number.

          Rank

          Shares of the Series D Preferred Stock rank senior to all other classes of stock of the Issuer as to liquidation, dividends, redemption and other payments or distributions.

          Dividends

          The Issuer may not declare or pay any dividends on shares of Common Stock until the holders of the Series D Preferred Stock then outstanding have received a cash dividend on each outstanding share of Series D Preferred Stock in an amount at least equal to the product of (a) the per share amount, if any, of the dividends to be declared, paid or set aside for the Common Stock, multiplied by (b) the number of whole shares of Common Stock into which such share of Series D Preferred Stock could then be convertible, whether or not the Issuer then has sufficient authorized but unissued Common Stock to effect such conversion.

          Liquidation, Dissolution or Winding Up

          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of shares of Series D Preferred Stock then outstanding will be entitled to be paid out of the assets of the Issuer available for distribution to its stockholders (after and subject to the payment of debts, liabilities and obligations of the Issuer, and all distributions required to be made to the holders of any other class or series of stock of the Issuer ranking on liquidation prior and in preference to the Series D Preferred Stock) before any payment shall be made to the holders of the Common Stock or any shares of any class or series of shares of the Issuer, or any instrument or security directly or indirectly convertible into or exercisable or exchangeable for shares of any class or series of the Issuer, whose preference or priority as to rights on liquidation, dissolution or winding up is junior to any such preference or priority of the Series D Preferred Stock, an amount per share equal to the greater of (a) (i) the consideration paid to the Issuer for such share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such share), plus (ii) all accrued and unpaid dividends on such share, if any, or (b) the per share amount a holder of Series D Preferred Stock would have been entitled to receive if such holder had exercised its conversion rights provided herein immediately prior to the liquidation, dissolution or winding up of the Issuer, whether or not the Issuer then has sufficient authorized but unissued Common Stock to effect such conversion.

          Preemptive Rights

          Subject to certain exceptions set forth in the Certificate of Designation, the Issuer may not issue or sell any shares of Common Stock or other securities, any rights or options to purchase Common Stock, preferred stock, or other securities, or any debt or shares convertible into or exchangeable for Common Stock, preferred stock, unless each holder of Series D Preferred Stock has been given the right to acquire, at a price no less favorable than that at which such shares are to be offered to others, its pro rata portion of such shares.

CUSIP No. 009000061	13D	Page 8 of 12 Pages

          Redemption

          If at the first meeting of stockholders of the Issuer held after October 28, 2003, the stockholders of the Issuer do not approve an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit reservation by the Issuer of sufficient shares of Common Stock to allow conversion of all shares of Series D Preferred Stock then outstanding, the Issuer will be required, upon the receipt of a written request (delivered no earlier than December 31, 2004) from the holders of a majority of the then outstanding Series D Preferred Stock, to redeem such number of shares of Series D Preferred Stock as would correspond, on an as converted basis, to the corresponding number of shares of Common Stock that could not be reserved and made available for conversion, upon terms and at such price as are determined pursuant to the Certificate of Designation.

Voting Agreements

          OvenWorks and the Stockholders entered into the Voting Agreements as a condition to OvenWorks entering into the Stock Purchase Agreement.  Pursuant to the terms of the Voting Agreements, and the Irrevocable Proxies granted by each Stockholder pursuant thereto, the Stockholders have authorized OvenWorks and Oven Management to act as their proxies and attorneys-in-fact to vote their shares of Common Stock, and to exercise all voting, consent and similar rights with respect to their shares of Common Stock (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of stockholders of the Issuer and in every written consent in lieu of any such meeting:  (a) in favor of approval of the Stock Purchase Agreement, the transactions contemplated thereby, any other matter necessary for the consummation of the transactions contemplated thereby and considered and voted upon by the stockholders of the Issuer at any such meeting of stockholders or in such written consent; (b) against approval of any proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Stock Purchase Agreement or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Stock Purchase Agreement or of any Stockholder under his or its respective Voting Agreement; and (c) in favor of any amendment to the Certificate of Incorporation to increase the number of shares of Common Stock authorized thereunder.

          The Voting Agreements will terminate on the date of approval by the stockholders of the Issuer of an amendment to the Certificate of Incorporation that increases the number of authorized shares of Common Stock to a number that permits the reservation by the Issuer, pursuant to the terms of the Certificate of Incorporation, of a sufficient number of shares of Common Stock to permit the conversion of all shares of Series D Preferred Stock held by OvenWorks.

Stockholders’ Agreement

          In connection with the Stock Purchase Agreement, the Issuer, OvenWorks, Bogatin and Gogel entered into a Stockholders’ Agreement dated as of October 28, 2003 (the “Stockholders’ Agreement”).  Pursuant to the terms of the Stockholders’ Agreement:  (a) Bogatin and Gogel agreed to a general 18-month prohibition on the transfer of their shares of capital stock of the Issuer, and to a right of first refusal in favor of the Issuer and OvenWorks, subject to certain exceptions, including a monthly trading allowance based on the average daily trading volume of the Issuer’s Common Stock; (b) upon the request of holders of at least 20% of the shares of Series D Preferred Stock, the holders of shares of Series D Preferred Stock may make two demands on the Company to register all or a portion of the Series D Preferred Stock, or the Common Stock into which the shares of Series D Preferred Stock may be converted; (c) the holders of shares of Series D Preferred Stock and Bogatin are entitled to unlimited piggy-back registration rights on registrations of the Issuer; and (d) for so long as Bogatin owns at least 5% of the Common Stock (calculated on a fully-diluted, fully-converted basis) Bogatin may nominate and elect one member of the Issuer’s Board of Directors, subject to the reasonable approval of such nominee by the Issuer’s Board of Directors.

CUSIP No. 009000061	13D	Page 9 of 12 Pages

Changes in the Board of Directors and Management

          In connection with the transactions contemplated by the Stock Purchase Agreement:  (a) the Issuer’s Board of Directors resolved to increase the number of members of the Board of Directors to 6 members, and elected Perlman, James K. Price, William A. Shutzer and Raymond H. Welsh to fill vacancies created by such increase; and (b) Bogatin and Gogel resigned their positions as directors and officers of the Issuer, and (c) Perlman was appointed as Chairman of the Board of the Issuer, James K. Price was appointed as President and Chief Executive Officer of the Issuer, and James A. Cochran was appointed as Chief Financial Officer of the Issuer.  The Issuer’s Board of Directors plans to elect additional members to fill vacancies created by the increase in the number of members of the Board of Directors.

          The foregoing summary of the Stock Purchase Agreement, the Voting Agreements, the Stockholders’ Agreement, the Certificate of Designation, and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the copies of such agreements which are attached hereto as Exhibits 2 through 6, respectively, and which are hereby incorporated herein by this reference.

          Except as set forth above, none of the Reporting Persons has a present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

          (a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

          Each of the Reporting Persons may be deemed to beneficially own 52,107,983 shares of Common Stock, which number includes:  (a) 38,653,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock; (b) the right to vote, for limited purposes, shares of Common Stock owned by Messrs. Bogatin and Gogel pursuant to the Bogatin/Gogel Voting Agreement; and (c) the right to vote, for limited purposes, 3,101,762 shares of outstanding Common Stock owned by Grand Cheer and 800,000 shares of Common Stock issuable upon exercise of a warrant which was issued to Grand Cheer on March 19, 2001 and amended on October 28, 2003, pursuant to the Grand Cheer Voting Agreement.

          Such shares represent approximately 80.5% of the outstanding shares of Common Stock.  Such percentage reflects the relationship that the number of shares of Common Stock that each Reporting Person may be deemed to beneficially own bears to the 38,653,000 shares of Common Stock issuable to OvenWorks upon conversion of the Series D Preferred Stock plus the 26,038,160 shares of Common Stock deemed outstanding at October 28, 2003, which number of outstanding shares is based on:  (a) the total number of outstanding shares of Common Stock reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2003; plus (b) an aggregate of 378,081 shares of Common Stock issued to holders of the Issuer’s Series B Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”) and holders of the Issuer’s Series C Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”), for unpaid dividends due August 30, 2003; plus (c) 2,024,986 shares of Common Stock issued upon the conversion of all of the outstanding shares of the Series B Preferred Stock (including all unpaid dividends accrued thereon during the period from August 31, 2003 through October 28, 2003), which were converted as a condition to the Stock Purchase Agreement; plus (d) 803,565 shares of Common Stock issued upon the conversion of all of the outstanding shares of the Series C Preferred Stock (including all unpaid dividends accrued thereon during the period from August 31, 2003 through October 28, 2003), which were converted as a condition to the Stock Purchase Agreement; plus (e) 1,833,333 shares of Common Stock to be issued to Bogatin pursuant to the terms of a Confidentiality and Noncompetition Agreement, dated as of October 28, 2003, between the Issuer and Bogatin; plus (f) 276,667 shares of Common Stock to be issued to Gogel pursuant to the terms of a Confidentiality and Noncompetition Agreement, dated as of October 28, 2003, between the Issuer and Gogel; plus (g) 600,000 shares of Common Stock to be issued to Bogatin pursuant to the terms of a Release Agreement, dated as of October 28, 2003, between the Issuer and Bogatin; plus (h) 90,000 shares of Common Stock to be issued to Gogel pursuant to the terms of a Release Agreement, dated as of October 28, 2003, between the Issuer and Gogel; plus (i) 652,288 shares of Common Stock to be issued to Grand Cheer pursuant to a Settlement and Release Agreement, dated as of October 28, 2003, between the Issuer and Grand Cheer; plus (j) 800,000 shares of Common Stock issuable upon exercise of a warrant which was issued to Grand Cheer on March 19, 2001 and amended on October 28, 2003; minus (k) 800,000 shares of Common Stock which were returned to the Issuer for cancellation by Bogatin pursuant to the terms of a Note Cancellation Agreement, dated as of October 28, 2003, between the Issuer and Bogatin; and minus (l) 40,000 shares of Common Stock which were returned to the Issuer for cancellation by Gogel pursuant to the terms of a Note Cancellation Agreement, dated as of October 28, 2003, between the Issuer and Gogel.

CUSIP No. 009000061	13D	Page 10 of 12 Pages

          Each of the Reporting Persons shares the power to dispose of 38,653,000 shares of Common Stock, which are issuable upon the conversion of shares of Series D Preferred Stock, and the power to vote 52,107,983 shares of Common Stock, which number includes:  (a) 38,653,000 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock; (b) the right to vote, for limited purposes, shares of Common Stock owned by Messrs. Bogatin and Gogel pursuant to the Bogatin/Gogel Voting Agreement; and (c) the right to vote, for limited purposes, 3,101,762 shares of outstanding Common Stock owned by Grand Cheer and 800,000 shares of Common Stock issuable upon exercise of a warrant which was issued to Grand Cheer on March 19, 2001 and amended on October 28, 2003, pursuant to the Grand Cheer Voting Agreement.

          The Reporting Persons declare that the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section13(d) of the Act, the beneficial owner of any Common Stock held by the Stockholders, or that such persons comprise a “group” for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a “group” are hereby disclaimed.

          (c)     Except as set forth in Item 4 above, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

          (d) and (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Stock Purchase Agreement, the Voting Agreements and the Stockholders’ Agreement were entered into as of October 28, 2003, and the Certificate of Designation was filed with the Secretary of State of the State of Delaware on October 27, 2003.  Certain terms and conditions of the Stock Purchase Agreement, Voting Agreements, Stockholders’ Agreement and Certificate of Designation are described in Items 3-5 above.

          Pursuant to the terms of a Placement Agent Agreement, dated as of October 21, 2003, between OvenWorks and SMH, SMH agreed to purchase, for the respective accounts of the Other Investors, an aggregate of 200,000 shares of Series D Preferred Stock.  Pursuant to the terms of a Nominee Agreement, dated as of October 23, 2003, between OvenWorks and SMH, OvenWorks agreed to act as nominee for SMH to purchase such shares of Series D Preferred Stock under the Stock Purchase Agreement.  As partial consideration for its services as placement agent, OvenWorks agreed to transfer to SMH 15,000 shares of Series D Preferred Stock.

          The Reporting Persons declare that the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section13(d) of the Act, the beneficial owner of any Series D Preferred Stock owned by the Other Investors, or that such persons comprise a “group” for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a “group” are hereby disclaimed.

          Except as described in this Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between such persons and any other person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 009000061	13D	Page 11 of 12 Pages

Item 7.     Material to be Filed as Exhibits.

CUSIP No. 009000061	13D	Page 12 of 12 Pages

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  November 7, 2003

OVENWORKS, LLLP

By:	Oven Management, Inc.,
its General Partner

	By:	/s/ Richard E. Perlman

Richard E. Perlman
President

OVEN MANAGEMENT, INC.

By:	/s/ Richard E. Perlman

Richard E. Perlman
President

/s/ Richard E. Perlman

Richard E. Perlman

EXHIBIT 1

JOINT FILING AGREEMENT

          THIS JOINT FILING AGREEMENT (this “Agreement”), is entered into as of the 7th day of November, 2003, by and among OvenWorks, LLLP, a Georgia limited liability limited partnership, Oven Management, Inc., a Georgia corporation, and Richard E. Perlman, an individual resident of the State of New York (collectively, the “Joint Filers”).

W I T N E S S E T H:

          WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D; and

          WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

          NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

          1.     The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

          2.     Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

          3.     Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually as of the day and year first above written.

OVENWORKS, LLLP

By:	Oven Management, Inc.,
its General Partner

	By:	/s/ Richard E. Perlman

Richard E. Perlman
President

OVEN MANAGEMENT, INC.

By:	/s/ Richard E. Perlman

Richard E. Perlman
President

/s/ Richard E. Perlman

Richard E. Perlman

EXHIBIT 2

STOCK PURCHASE AGREEMENT

for

SERIES D PREFERRED STOCK

of

TURBOCHEF TECHNOLOGIES, INC.

DATED OCTOBER 28, 2003

i

Table of Contents
(continued)

ii

Table of Contents
(continued)

iii

STOCK PURCHASE AGREEMENT

(Series D Preferred Stock)

          THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of October 28, 2003 by and between TURBOCHEF TECHNOLOGIES, INC., a Delaware corporation (the “Company”), and OVENWORKS, LLLP, a Georgia limited liability limited partnership (“Purchaser”).

RECITALS:

A.	The Company has authorized the sale and issuance of an aggregate of up to 2,500,000 shares of its Series D Preferred Stock, par value $1.00 per share (the “Shares”).

B.	Purchaser desires to purchase, and the Company desires to sell, the Shares on the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

          1.1    Certain Definitions.  Capitalized terms used and not otherwise defined in this Agreement shall have the meanings ascribed to them below.

          “Act” means the Securities Act of 1933, as amended.

          “Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

          “Benefit Plan” means with respect to the Company each written or oral plan, fund, program, Contract or scheme, in each case, that is currently or in the past was, sponsored or maintained or required to be sponsored or maintained by the Company or to which the Company makes or has in the past made, or has or has had in the past an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, officers, contingent workers or leased employees of the Company or the dependents of any of them, including each written or oral deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA); each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA); each severance plan or Contract; and each health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal program, agreement or arrangement.

          “CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. §9601 et seq.

          “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.

          “Contract” means any agreement, lease (including all real and personal property leases), policy, plan, instrument, contract, note, power of attorney, insurance policy covenant, guaranty, arrangement, escrow account, commitment or other instrument.

          “DGCL” means the Delaware General Corporation Law, as amended.

          “Environmental Claim” means any and all actions, suits, demands, demand letters, claims, Liens, notices of potential responsibility, noncompliance or violation, investigations or proceedings brought by any Person relating in any way to any Environmental Law or any environmental permit, including, without limitation (a) for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief in relation to the presence of Hazardous Substances.

          “Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, drinking supply water, land or soil, surface or subsurface strata or medium, or any other environmental medium), including all Laws which are administered, interpreted, or enforced by the United States Environmental Protection Agency or state or local agencies with jurisdiction over and including common law in respect of, pollution or protection of human health or the environment, including CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA Affiliate” means any Person (whether incorporated or unincorporated), that together with the Company, would be deemed a “single employer” within the meaning of Section 414 of the Code.

          “ERISA Affiliate Plan” means each Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by any ERISA Affiliate, or to which such ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time.

          “Exchange Act” means the Securities Exchange Act of 1934, together with the rules and regulations thereunder.

          “GAAP” shall mean accounting principles generally accepted in the United States of America.

          “Governmental Entity” means any federal, state or local or foreign government or any court, administrative or arbitrative agency or commission or other governmental authority or agency, domestic or foreign.

          “Hazardous Substances” means (a) any substance or material identified in CERCLA; (b) any substance or material that may be toxic, a pollutant or a contaminant under any applicable Law, including but not limited to petroleum products; (c) asbestos, radon, urea formaldehyde, poly-chlorinated biphenyls, lead or electromagnetic waves; (d) mold, mildew or other fungal growth; and (e) any other waste, pollutant, hazardous substance, toxic, flammable, explosive, reactive, corrosive, infectious, radioactive, carcinogenic or mutagenic substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the generation, use, handling, storage, treatment, transport or disposal of which is any way governed by or subject to any Laws.

          “Intellectual Property” means all United States and non-United States (a) patents and patent applications, whether or not patents are issued on such patent applications and whether or not such patents or applications are modified, withdrawn or resubmitted, (b) registered and unregistered trade names, trade dress, trademarks, service marks and service names (and all applications for registration of the same) and all goodwill associated therewith, (c) designs and design rights, whether or not such designs or design rights are the subject of any patents or patent or other applications for registration, (d) copyrights and copyright registrations (and all applications for registration of the same) and works of authorship (whether or not copyrighted or copyrightable), (e) trade secrets, know-how, formulae, patterns, compilations, devices, methods, techniques or processes, and confidential or proprietary information, (f) inventions, processes and designs (whether or not patentable or reduced to practice), (g) any Software, (h) domain names or uniform resource locators used in connection with any global computer or electronic network (including, without limitation, the Internet and the World Wide Web), together with all translations, adaptations, derivations and combinations thereof, and including all goodwill associated therewith, all applications, registrations and renewals in connection therewith, and all source code, object code, data and documentation relating thereto, and (i) all other intellectual property rights and assets.

          “Laws” means all laws, codes, statutes, ordinances, orders, judgments, decrees, administrative or judicial promulgations, injunctions, determinations, approvals, rules, regulations, permits, certificates, licenses and authorizations of all Governmental Entities with jurisdiction over the Company or its assets or business.

          “Leased Real Property” means all parcels of real property used or held for use in connection with the Company’s business and leased by the Company (together with all fixtures and improvements thereon).

          “Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, registrations certificates, approvals, exemptions, classifications, registrations and other similar documents, rights and authorizations issued by any Governmental Entity.

          “Liens” means all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.

          “Material Adverse Effect” means, when taken together with all other states of fact, changes, events, effects, developments or occurrences, any material adverse effect on the condition (financial or otherwise), operations, properties, business or assets of the Company.

          “Option Plan” means the Company’s 1994 Stock Option Plan, as amended.

          “Permitted Liens” means (a) Liens for taxes not yet due and payable, (b) statutory Liens of landlords and (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent.

          “Person” means an individual, sole proprietorship, partnership, corporation, association, institution, joint stock company, limited liability company, trust, joint venture, unincorporated organization, or Governmental Entity or any other legal entity.

          “SEC” shall mean the Securities and Exchange Commission, or any successor organization.

          “Securities Act” means the Securities Act of 1933, together with the rules and regulations thereunder.

          “Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) the technology supporting and content contained on any owned or operated Internet site(s), and (e) all documentation, including user manuals and training materials, relating to any of the foregoing.

          “Taxes” means all federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, premium, recording, documentary, documentary stamps, real estate transfer, transfer, back-up withholding or similar taxes imposed on the income, properties or operations of the Company, together with any interest, additions, or penalties with respect thereto and with respect to any information reporting requirements imposed by the Code or any similar provision of foreign, state or local law, together with any interest in respect of such additions or penalties.

          “Tax Returns” means all reports and returns with respect to Taxes that are required to be filed with any taxing authority or retained by or with respect to the Company, including without limitation consolidated federal income tax returns of the Company that are includible therein.

          1.2     Other Definitions.  In addition to the terms defined in Section 1.1, certain other terms are defined elsewhere in this Agreement, and, whenever such terms are used in this Agreement, they shall have their respective defined meanings, unless the context expressly or by necessary implication otherwise requires.  The definitions of such terms are set forth in the sections listed below.

Term	Section

Agreement	Preamble
Bogatin	2.4(a)(ii)
Business Combination	5.12(a)
Certificate	2.1
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Common Stock	3.2(a)
Company Counsel Opinion	6.2(c)
Company Financial Statements	3.7
Company Officers’ Certificate	6.2(h)
Company Reports	3.6
Fairness Opinion	6.2(j)
Fee Termination Event	7.3(a)
Gogel	2.4(a)(ii)
Grand Cheer	5.6(b)
Litigation	3.15(a)
Material Contracts	3.12(a)
Non-Compete Agreements	6.2(g)
Payment Event	7.3(b)
Perlman	5.9
Purchaser	Preamble
Purchaser Certificate	6.3(a)
Purchase Price	2.2
Release Agreements	6.2(e)
Shares	Recitals
Stockholders’ Agreement	6.2(f)
Work-for-Hire Agreement	3.16(d)

ARTICLE II

AUTHORIZATION; PURCHASE AND SALE; CLOSING

          2.1     Authorization.  On or before the Closing Date, the Company shall have (a) taken all action necessary to authorize the issuance and sale to Purchaser of the Shares, and (b) amended its Certificate of Incorporation by filing a Certificate of Designations, Rights and Preferences of the Series D Preferred Stock in the form attached hereto as Exhibit A (the “Certificate”) with the Secretary of State of the State of Delaware, which shall set forth the rights, restrictions, privileges, and preferences of Company’s Series D Preferred Stock.

          2.2     Purchase and Sale.  On the basis of the representations, warranties and agreements contained herein, and subject to the terms and conditions hereof, the Company agrees to issue and sell to Purchaser, and certain persons for which Purchaser serves at nominee, at the Closing, and Purchaser agrees to purchase, for itself and as nominee for certain other Persons, from the Company at the Closing, 2,132,650 of the Shares, at a price per share of Six Dollars and Fourteen Cents ($6.13226) for an aggregate purchase price of Thirteen Million Seventy-Seven Thousand Nine Hundred Sixty-Four Dollars ($13,077,964.00) (the “Purchase Price”).

          2.3     Closing.  The closing of the sale and purchase of the Shares (the “Closing”) shall take place at the offices of Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, New York  10174, at 10:00 a.m., New York time, on October ___, 2003, or at such other location, date and time, or in such other manner, as may be agreed upon between Purchaser and the Company (the “Closing Date”).

          2.4     Closing Deliveries.

                    (a)     At the Closing, the Company shall deliver to Purchaser:

(i)	a stock certificate or certificates in definitive form, registered in Purchaser’s name and in the name of such other Persons for which Purchaser acts as nominee, representing the Shares;

(ii)	the Release Agreements, duly executed by each of Jeffrey B. Bogatin (“Bogatin”) and Donald J. Gogel (“Gogel”);

(iii)	the Company Counsel Opinion;

(iv)	the Stockholders’ Agreement, duly executed by the Company and each of Bogatin and Gogel;

(v)	the Non-Compete Agreements, duly executed by the Company and each of Bogatin and Gogel;

(vi)	the Fairness Opinion;

(vii)	the Company Officer’s Certificate;

(viii)

a certificate by the Secretary of the Company, dated as of the Closing Date, as to (A) the good standing of the Company in its jurisdiction of incorporation, (B) except for the Certificate, no amendments to the Company’s charter documents between the date hereof and the Closing Date that would adversely affect the Company’s obligations under this Agreement were approved by the Board of Directors or shareholders or filed with the Secretary of State of the State of Delaware, (C) the effectiveness of resolutions of the Company’s board of directors authorizing the execution, delivery and performance of this Agreement by the Company passed in connection with this Agreement and the transactions contemplated hereby, and (D) the incumbency of such officer of the Company executing this Agreement or any other document on behalf of the Company;

	(ix)	confidentiality agreements, in such form as is acceptable to Purchaser in its reasonable discretion, from each employee designated by Purchaser;

	(x)	a fully-executed copy of that certain Indemnification Agreement, dated as of October 28, 2003, by and between the Company and Gogel;

	(xi)	a copy of that certain amendment, dated as of October 28, 2003, to the Indemnification Agreement, dated as of May 2, 2000, between the Company and Bogatin; and

	(xii)	such other documents as may be required under this Agreement or as Purchaser or its counsel may reasonably request.

(b)	At the Closing, Purchaser shall deliver to the Company:

(i)

as payment in full for the Shares being purchased by it, and against delivery of the stock certificate or certificates therefor as aforesaid, the Purchase Price by wire transfer of immediately available funds;

	(ii)	the Stockholders’ Agreement, duly executed by Purchaser;

	(iii)	the Purchaser Certificate; and

	(iv)	such other documents as may be required by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

          The Company hereby represents and warrants to Purchaser as follows:

          3.1     Organization; Power; Standing.  The Company is a corporation duly organized, validly existing in good standing under the laws of the State of Delaware, with its principal executive offices located in Dallas, Texas.  The Company has full corporate power and authority to own or lease all of its properties and assets, and to carry on its business as it is now being conducted.  The Company is duly qualified to do business and is in good standing in the jurisdictions described on Schedule 3.1, except where failure to qualify would not have, or would not reasonably be expected to have, a Material Adverse Effect on the Company, which constitute all the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification.  Except as set forth on Schedule 3.1, the Company does not have any subsidiaries, does not exercise voting control, directly or indirectly, over any other corporation or business entity, does not own or control any material portion of the shares of stock, partnership interests, membership interests or other securities of any corporation or other business entity, and does not have any investment in any other Person.

          3.2     Capitalization.

                    (a)     As of the date hereof, the capital stock of the Company consists of:  (a) 50,000,000 authorized shares of common stock, par value $0.01 per share (the “Company Common Stock”), of which 19,419,240 shares are issued and outstanding; and (b) 5,000,000 shares of preferred stock, par value $1.00 per share, of which:  (i) 50,000 shares are designated Series A Preferred Stock, of which no shares are issued and outstanding; (ii) 20,000 shares are designated Series B Preferred Stock, of which 20,000 shares are issued and outstanding; and (iii) 10,000 shares are designated Series C Preferred Stock, of which 10,000 shares are issued and outstanding.  All of the outstanding shares of capital stock of Company have been duly authorized and validly issued, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws and not in violation of any preemptive or similar rights.  Immediately after the filing of the Certificate, 2,500,000 shares of the Company’s Preferred Stock will be designated Series D Preferred Stock, which shall have the rights, preferences, privileges and restrictions set forth in the Certificate.  Upon issuance, the Shares will represent, on an as-converted, fully-diluted basis (taking into account all potentially dilutive securities authorized by the Company as of the Closing Date, and assuming that all outstanding options, warrants and other rights for the purchase of capital stock of the Company shall have been exercised, and all outstanding shares of all series of the Company’s preferred stock, including the Shares, have been converted into Company Common Stock), fifty-eight percent (58%) of the outstanding capital stock of the Company.

                    (b)     Schedule 3.2(b) hereto sets forth a complete list of all holders of options, warrants and other similar rights to acquire capital stock of the Company as of the date of this Agreement, indicating the number of shares of capital stock underlying such options, warrants or similar rights, vesting schedule, exercise price and expiration date, if applicable, for each such option, warrant or similar right.  Except for (i) the conversion rights, if any, associated with each series of the Company’s Preferred Stock, (ii) the rights created under this Agreement and the Certificate, (iii) the options issued and reserved for issuance under the Option Plan, and (iv) all other options, warrants and other similar rights set forth on Schedule 3.2(b), there are no outstanding rights of first refusal, preemptive rights or other rights, options, warrants, conversion rights or other agreements, either directly or indirectly, for the purchase or acquisition from Company of any shares of its capital stock.

          3.3     Authority; Due Execution.  The Company has the right, power and capacity to execute and deliver this Agreement and the other agreements entered into in connection with this Agreement and to perform its obligations under this Agreement and the other agreements entered into in connection with this Agreement to which it is a party to and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the other agreements entered into in connection with this Agreement by the Company and the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized and approved by (a) the Company’s board of directors, and (b) if necessary, its stockholders (other than such stockholder approval as is necessary to increase the number of authorized shares of Common Stock so as to permit reservation by the Company of a sufficient number of shares of Common Stock necessary for conversion of all of the Shares).  This Agreement has been, and the other agreements entered into in connection with this Agreement will be as of the Closing Date, duly executed and delivered by the Company and do or will, as the case may be, constitute the valid and binding agreement of the Company, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

          3.4     Validity of the Shares.  The sale of the Shares is not and will not be subject to any preemptive rights, rights of first refusal or other preferential rights that have not been waived, and the Shares when issued, sold and delivered in accordance with the terms of this Agreement and the Certificate will be validly issued, fully paid and nonassessable and will be free of any Liens, other than Liens arising as a result of actions taken by the Purchaser in its capacity independent of the Company; provided, however, that the Shares will be subject to applicable restrictions on transfer under state and federal securities laws and any restrictions on convertibility set forth in the Certificate.

          3.5     Non-Contravention.  Except as set forth on Schedule 3.5, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby does or would, after the giving of notice or the lapse of time or both, (a) conflict with, result in a breach of, constitute a default under, or violate the Certificate of Incorporation or the by-laws of the Company, (b) conflict with, result in a breach of, constitute a default under, or violate any Law applicable to the Company, (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, amend, modify, cancel or refuse to perform under, or require any notice under any, Contract, commitment, License or other arrangement, including any express or implied warranty, to which the Company is a party or by which it is bound or to which any of its assets is subject, or (d) result in the creation of, or give any party the right to create, any Lien, other than Permitted Liens, or other rights upon any right, property or asset of the Company.

          3.6     Company Reports.  Except as set forth on Schedule 3.6, the Company has timely filed (after giving effect to any extensions timely filed for) all material reports, registrations, statements and other filings, together with any amendments required to be made with respect thereto, that were required to be filed since December 31, 1999, with the SEC (all such reports being collectively referred to herein as the “Company Reports”).  As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to Company Reports filed before the date of this Agreement), each of the Company Reports and the contents thereof complied in all material respects with the statutes, rules, regulations and orders enforced or promulgated by the SEC (including Regulation FD), and, as of the respective date any such Company Report was filed, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company has filed all contracts, agreements and other documents or instruments required to be filed as exhibits to the Company Reports.  The Company has furnished or made available to Purchaser true and complete copies of any comments, notices or other correspondence it has received from the staff of the SEC.

          3.7     Company Financial Statements.  The balance sheets of the Company contained in the Company Reports, and the related statements of earnings, stockholders’ equity and cash flows contained in the Company Reports (including all notes and schedules related thereto) (such financial statements, notes and any schedules thereto, being referred to herein as the “Company Financial Statements”), present fairly, in all material respects, the financial position and the results of operations and cash flows of the Company as of the dates, or for the periods, presented therein in conformity with GAAP applied on a consistent basis during the periods involved, except as otherwise noted therein, including all requirements of applicable Law (including applicable provisions of the Sarbanes-Oxley Act of 2002 and all regulations of the SEC with respect thereto).

          3.8     Absence of Undisclosed Liabilities.  Except as set forth on Schedule 3.8, as of the date hereof, the Company does not have any liability or financial obligation, whether accrued, absolute, contingent or otherwise, that was not fully reflected or reserved against in the Company Financial Statements, or disclosed in the accompanying notes thereto, except for liabilities incurred in the ordinary course of business since December 31, 2002.

          3.9     Minute Books and Organizational Documents.  The Company has furnished or made available to Purchaser true and complete copies of its Certificate of Incorporation and by-laws, each as amended to date.  Such organizational documents are in full force and effect, and the Company is not in violation of any provision of its Certificate of Incorporation or by-laws.  The minute books of the Company contain records that are accurate in all material respects of all meetings and other corporate actions of its stockholders and board of directors (including committees of the board of directors) through the date hereof and the signatures contained therein are the true signatures of the Persons whose signatures they purport to be.

          3.10   Absence of Certain Changes.  Since December 31, 2002, except as set forth in the Company’s annual report on Form 10-K dated December 31, 2002 and quarterly reports on Form 10-Q as filed with the SEC for the quarters ended March 31, 2003 and June 30, 2003, the business of the Company has been conducted in the ordinary and usual course, consistent with past practice and there has not been:  (a) any event, occurrence, development or state of circumstances or facts which has had or could reasonably be expected to constitute or result in a Material Adverse Effect on the Company; or (b) any event, occurrence, development or state of circumstances or facts which would result in a violation of the covenants set forth in Article V of this Agreement, had such event, occurrence, development or state of circumstances or facts occurred after the date hereof.

          3.11   Properties; Securities.

                    (a)     Except as set forth on Schedule 3.11 or as specifically reserved against or otherwise disclosed in the Company Financial Statements, and except for those properties and assets that have been sold or otherwise disposed of in the ordinary course of business, the Company has good and marketable title, free and clear of all Liens, other than Permitted Liens, to all of the properties and assets, tangible and intangible, reflected in the Company Financial Statements as being owned by the Company as of the dates thereof, other than those Liens that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company.

                    (b)     The Company does not, directly or indirectly, own any real property not used in the ordinary course of its business.  All buildings and all fixtures, equipment, and other property and assets which are held under leases or subleases by the Company are held under valid leases or subleases enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

                    (c)     The Company has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with commercially reasonable business practices to secure obligations of the Company.  Such securities are valued on the books of the Company in accordance with GAAP.

          3.12   Material Contracts.

                    (a)     Schedule 3.12(a) hereto sets forth a complete list of all of the following agreements, commitments, arrangements, understandings or instruments (whether written or oral) to which Company is a party, other than those which are contemplated by this Agreement (collectively, the “Material Contracts”), true, correct and complete copies of which have been provided or made available to Purchaser:

(i)	Contracts providing for annual payments in excess of Twenty-Five Thousand Dollars ($25,000) or aggregate payments in excess of Fifty Thousand Dollars ($50,000);

(ii)	leases or subleases of real property;

(iii)

partnership, joint venture or similar Contracts, or any rights to acquire from any person any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of such person;

(iv)	executory Contracts relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(v)

outstanding indentures, mortgages, promissory notes, loan agreements, guarantees or other Contracts or commitments for the borrowing of money by the Company (in any case, whether incurred, assumed, guaranteed or secured by any asset);

(vi)	licenses, franchises or similar Contracts material to the Company, or any agreement relating to any trade name or Intellectual Property that is material to the Company;

(vii)

exclusive dealing arrangements or other Contracts or arrangements containing covenants which limit the ability of the Company to compete in any line of business or with any person or which involve any restriction of geographical area in which, or method by which, the Company may carry on its business (other than as may be required by law or any applicable Governmental Entity);

(viii)	Contracts between any Affiliate of the Company, on the one hand, and the Company, on the other hand;

(ix)	Contracts, which will survive the Closing, with any director, officer or employee of the Company, other than those agreements being executed and delivered in connection with this Agreement;

(x)	collective bargaining agreements;

(xi)	Contracts which will survive the Closing for the employment or other engagement of any individual on a full time, part time, consulting or other basis;

(xii)	Contracts under which the Company has advanced or loaned any amount to any of the directors, officers, employees or independent contractors of the Company; and

(xiii)	any other Contract that is material to the Company.

                    (b)    Except as set forth on Schedule 3.12(b) hereto, and in the case of subparagraphs (ii), (iii) and (iv), in the Company Reports:

(i)

each of the Material Contracts is valid, binding and enforceable and in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies, and subject to the rights of other parties thereto to terminate, will continue to be valid, binding, enforceable and in full force and effect on substantially identical terms following consummation of the transactions contemplated hereby;

(ii)

the Company is not in breach or default and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration by any other party under any Material Contract and no other party is in breach or default and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration by the Company under any Material Contract;

(iii)	the Company has not and no other party has, repudiated any provision of any Material Contract; and

(iv)	the Company has not received any written notice that the other party to any Material Contract intends to exercise any termination rights with respect to any Material Contract.

          3.13   No Consents.  Except as otherwise set forth on Schedule 3.13, no permit, consent, approval, novation, authorization or other order of or filing with any Governmental Entity or any other Person is required in connection with the execution, delivery and consummation of this Agreement by the Company and the actions of the Company contemplated hereby, or to permit the Company to continue to conduct its business as currently conducted in all material respects following the consummation of the transactions contemplated hereby other than as a result of any facts or circumstances relating solely to the Purchaser.

          3.14   Related Party Transactions.  Except as set forth in Company Reports, Schedule 3.14 sets forth all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which the Company is a party with any director, executive officer or 5% or greater stockholder of the Company, or any Affiliate of the Company.  All such transactions, investments and loans are on terms no less favorable to the Company than could be obtained from unrelated parties.

          3.15   Litigation; Regulatory Action.  Except as set forth on Schedule 3.15 hereto:

                    (a)     no litigation, proceeding (administrative or otherwise) or controversy (“Litigation”) before any court, arbitrator, mediator or Governmental Entity is pending against the Company, any director or officer of the Company, or, to the Company’s knowledge, any employee of the Company, which relates to the Company’s activities, business or assets, and which, individually or in the aggregate, has or is reasonably likely to have a Material Adverse Effect on the Company, and, to the Company’s knowledge, no such Litigation has been threatened; and

                    (b)     the Company is not party or subject to, and none of the properties or assets of the Company is subject to, any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Entity, and the Company has not been advised in writing by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum or understanding, commitment letter or similar submission.

          3.16   Intellectual Property.

                    (a)     Schedule 3.16(a) sets forth a complete list of all Intellectual Property which is owned or used by the Company, all of which, to the Company’s knowledge, is not invalid and is enforceable and in full force and effect.  The Company owns, or has the valid and exclusive right to use and to transfer, in each case free and clear of all Liens, other than licenses granted by the Company which are listed on Schedule 3.16(a), all Intellectual Property used in its business as it currently is conducted or held for use in such business.  Except as set forth on Schedule 3.16(a), the validity and enforceability of such Intellectual Property or the Company’s title thereto (i) have not been questioned in any prior Litigation, (ii) are not being questioned in any pending Litigation, and (iii) are not the subject of any threatened or proposed Litigation.  Except as set forth on Schedule 3.16(a), the Company is not aware of any information that would, or that another Person has asserted that would, cause any of the Intellectual Property identified on Schedule 3.16(a) to be invalid or unenforceable.  The consummation of the transactions contemplated hereby will not result in any loss or impairment of or to any such Intellectual Property of the Company.

                    (b)     The Company is not party to, whether as licensor or licensee, and is not bound by or subject to, any license agreement for any Intellectual Property or process, except as described on Schedule 3.16(b).  With respect to all licenses identified on Schedule 3.16(b) under which the Company is the licensor, no claim, request or demand for indemnity for infringement has been made by any licensee.  Except as set forth on Schedule 3.16(b), the Company is not aware of any breach or anticipated breach of any license identified on Schedule 3.16(b), nor has it received notice of termination of any such license.  The Company has provided to Purchaser true, correct and complete copies of each license agreement listed on Schedule 3.16(b).

                    (c)     All maintenance fees, annuities, affidavits and renewals due from the Company or required to be paid by the Company through the date of this Agreement with respect to the Intellectual Property identified on Schedule 3.16(a) have been paid or filed.

                    (d)     Schedule 3.16(d) sets forth a list of each of the Company’s officers, directors, employees, consultants and independent contracts who are contractually obligated to disclose and assign all rights with respect to their work for the Company to the Company, and to cooperate with the Company in obtaining and perfecting ownership of patents, copyrights and other statutory or related rights with respect to such work (any such contract being referred to herein as a “Work-for-Hire Agreement”).  The Company has provided true, correct and complete copies of any such agreement to Purchaser.  Schedule 3.16(d) also sets forth a list of each of the Company’s officers, directors, employees, consultants and independent contractors who provided material assistance to the Company in connection with, or who otherwise may have a claim to ownership of, any of the Company’s patents, copyrights or other related rights, and who are not party to a Work-for-Hire Agreement with the Company.

                    (e)     Except as set forth on Schedule 3.16(e), the conduct of the Company’s business as currently conducted does not, in any material respect, infringe upon (either directly or indirectly such as through contributory infringement or inducement to infringe), dilute, misappropriate or otherwise violate any Intellectual Property owned and controlled by any third party.

                    (f)     Except as set forth on Schedule 3.16(f), (i) to the Company’s knowledge, no third party is misappropriating, infringing, diluting, or violating any material Intellectual Property owned by or licensed to or by the Company, and (ii) no such claims have been made against a third party by the Company or, to the Company’s knowledge, the licensor of any Intellectual Property licensed by the Company.

          3.17   Taxes.

(a)	Except as otherwise disclosed on Schedule 3.17(a):

	(i)	all Tax Returns due to have been filed through the date hereof in accordance with any applicable Law have been duly filed and are correct and complete in all material respects;

(ii)

in all material respects, all Taxes, deposits or other payments for which the Company may have any liability through the date hereof (whether or not shown on any Tax Return) have been paid in full or are accrued as liabilities for Taxes on the books and records of the Company;

(iii)

the amounts so paid on or before the date hereof, together with any amounts accrued as liabilities for Taxes (including Taxes accrued as currently payable) on the books of the Company, will be adequate based on the tax rates, applicable laws and regulations in effect on the date hereof to satisfy all material liabilities for Taxes of the Company in any jurisdiction through the Closing Date, including Taxes accruable upon income earned through the Closing;

	(iv)	there are not now any extensions of time in effect with respect to the dates on which any Tax Returns were or are due to be filed;

(v)

all deficiencies asserted as a result of any examination of Tax Return have been paid in full, accrued on the books of the Company, or finally settled, and no issue has been raised in any such examination which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined;

(vi)

no claims have been asserted and no proposals or deficiencies for any Taxes are being asserted, proposed or threatened, and no audit or investigation of any Tax Return is currently underway, pending or threatened;

	(vii)	no claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns and where it is or may be subject to taxation;

(viii)

in all material respects, the Company has withheld and paid all Taxes required to have been paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party;

(ix)

there are no outstanding waivers or agreements by the Company for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, notice of proposed reassessment of any property owned or leased by the Company or any other matter pending between the Company and any taxing authority;

(x)	there are no Liens for Taxes other than Liens for Taxes which are not yet due and payable, nor are there any Liens which are pending or threatened;

(xi)	the Company has not been a member of an affiliated group filing a consolidated federal income tax return;

(xii)

neither the Company nor Purchaser, as a consequence of the Company’s actions prior to the Closing Date, will be obligated to make a payment to an individual that would be a “parachute payment” as such term is defined in Section 280G of the Code without regard to whether such payment is to be paid in the future; and

(xiii)

the Company does not have any liability for the Taxes of any Person (other than for itself) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

                    (b)    The Company has delivered to Purchaser true and complete copies of all income Tax Returns (together with any agent’s reports and any accountants’ work papers) relating to its operations for the years for which Tax Returns are due to have been filed.

          3.18   Insurance.

                    (a)     Schedule 3.18(a) sets forth a list of all insurance policies maintained by or for the benefit of the Company or its directors, officers, employees, agents or independent contractors.

                    (b)     Except as set forth on Schedule 3.18(b), with respect to each insurance policy maintained by the Company:  (i) the policy is in full force and effect, and is legal, valid, binding and enforceable as to the Company, and to the Company’s knowledge, as to the other party or parties thereto; (ii) subject to the rights of other parties thereto to terminate, the policy will continue to be legal, valid, binding, enforceable and in full force and effect on substantially identical terms immediately following the Closing; (iii) neither the Company nor, to the Company’s knowledge, any other party to the policy, is in breach or default in any material respect (including with respect to the payment of premiums or the giving of notices) and no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default by the Company, or to the Company’s knowledge, a breach or default by the other party to the policy or permit termination, modification or acceleration under the policy; (iv) no party to the policy has repudiated any provision thereof in writing, and (v) the Company has not received any written notice that any insurer under the policy intends to exercise any termination right or fail to renew such policy.

                    (c)     Except as set forth on Schedule 3.18(c), the Company has been covered during the past three (3) years through the Closing Date by insurance in type, scope and amount which (i) meets the minimum requirements of any Contract to which the Company is a party and (ii) is customary and commercially reasonable for the business in which it has engaged during such period.

          3.19   Financial Controls.

                    (a)     The Company has maintained a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                    (b)     To the Company’s knowledge, no employee of Company who serves in an accountancy or a financial management capacity with Company has been convicted of theft, embezzlement, fraud, or any other crime which is considered to be a felony.

                    (c)     The Company has made available to Purchaser any written reports that the Company has received from its public accounting firm since January 1, 2002, regarding critical accounting policies and practices, or alternative treatments of financial information within GAAP that have been discussed with management of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by such public accounting firm.

          3.20   Compliance with Laws.  Except as set forth on Schedule 3.20, the Company is in compliance in all material respects with all Laws, and has obtained and maintained in all material respects all permits, licenses and registrations applicable to the conduct of its business, and the Company has not received written notification that has not lapsed, been withdrawn or abandoned by any Governmental Entity (i) asserting a material violation or possible violation of any such Law, (ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) materially restricting or in any material way limiting its operations.  The Company is not subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and has not received any written communication requesting that it enter into any of the foregoing.

          3.21   Real Property.  The Company does not own, of record or beneficially, any right, title or interest in any real property (including any easement, license or right-of-way) or any asset consisting of realty, including appurtenances, improvements or fixtures, nor has it previously owned, any right, title or interest in any real property, other than leasehold interests with respect to the Leased Real Property pursuant to those leases set forth on Schedule 3.21.  The Company is not a fiduciary as to any real property and no purchase of real property has been effected by or through the Company by any separate account or commingled fund.

          3.22   Accounts Receivable.  All of the accounts receivable of the Company shown on the balance sheets included in the Company Financial Statements, or arising thereafter, arose in the ordinary course of business.  The values at which accounts receivable are carried reflect the accounts receivable valuation policy of the Company which is consistent with past practice and in accordance with GAAP (applied on a consistent basis throughout the period involved).

          3.23   Employees; Employment Agreements.

                    (a)     Schedule 3.23(a) sets forth a true and complete list of (i) all of the employees (whether full-time or part-time), (ii)  independent contractors, (iii) consultants, and (iv) other service providers of the Company as of the date hereof, specifying their position, annual salary or hourly wage or other service fee, date of hire or other service commencement date.

                    (b)     Except as set forth on Schedule 3.23(b), the Company is not a party to or bound by any employment agreement or other arrangement for services, including with respect to a Person acting as a consultant, independent contractor or otherwise.  The Company has provided to Purchaser true, correct and complete copies of each such agreement or arrangement that is written, and, other than with respect to common law employment-at-will arrangements, no such agreement or arrangement exists which is not written.

                    (c)     Except as set forth on Schedule 3.23(c), the Company does not have any agreement providing for severance payments to terminated employees and the Company has not made any verbal commitments to any officer, employee, former employee, consultant, independent contractor or other service provider of the Company with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated hereby or otherwise.

                    (d)     Except as set forth on Schedule 3.23(d) and any Contracts being executed in connection with this Agreement, the Company does not have any Contract obligating it with respect to payments or other rights upon any change in control of the Company or the transactions contemplated hereby.

          3.24   Labor Relations.  The Company is in compliance in all material respects with all currently applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act, the Worker Adjustment and Retraining Notification Act, any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, and except as set forth on Schedule 3.24 there are no internal complaints by or on behalf of employees in this regard.  Except as set Schedule 3.24, the Company is not currently, and has not in the past been, a party to an arrangement for services from a professional employer organization.  The Company is not engaged in any unfair labor practice and there is no unfair labor practice complaint pending or, to the Company’s knowledge, threatened against the Company before the National Labor Relations Board.  The Company is not a party to, and is not bound by, any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving the Company pending or, to its knowledge, threatened, nor is the Company aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

          3.25   Benefit Plans.

                    (a)     Schedule 3.25(a) sets forth a true and complete list of each Benefit Plan currently sponsored, maintained or contributed to by the Company.  Any special tax status enjoyed by such plan is noted on such schedule.

                    (b)     Except as set forth on Schedule 3.25(b):

(i)

with respect to each Benefit Plan identified on Schedule 3.25(a), the Company has heretofore delivered or made available to Purchaser true and complete copies of the plan documents, any amendments thereto, the summary plan description and any amendments thereto (or, if the plan is not written, a written description thereof), as reasonably requested by Purchaser;

(ii)	the Company’s records accurately reflect its employees’ employment histories, including their hours of service and all such data is maintained in a usable form;

(iii)	no Benefit Plan or ERISA Affiliate Plan is or was at any time subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code;

(iv)

no Benefit Plan or ERISA Affiliate Plan is or was at any time a “multiemployer plan” as defined in Section 3(37) of ERISA or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA;

(v)

the Company has not incurred, and, to the Company’s knowledge, no facts exist which reasonably could be expected to result in, liability to the Company as a result of a termination with respect to a Benefit Plan or an ERISA Affiliate Plan;

(vi)	no insurance policy or contract maintained in connection with a Benefit Plan provides for a termination fee or penalty upon termination of the policy or contract;

(vii)

each Benefit Plan has been established, registered, qualified, invested, operated and administered in all material respects in accordance with its terms and in compliance with ERISA, the Code and all applicable Laws;

(viii)

the Company has not incurred, and, to the Company’s knowledge, no facts exist which reasonably could be expected to result in any liability to the Company with respect to any Benefit Plan or any ERISA Affiliate Plan, including any liability, tax, penalty or fee under ERISA, the Code or any applicable Law (other than to pay premiums, contributions or benefits in the ordinary course);

(ix)

each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable Internal Revenue Service determination, opinion or notification letter indicating that it is so qualified, and each trust maintained under such a Benefit Plan intended to be exempt from taxation under Section 501(a) of the Code has received a favorable Internal Revenue Service determination, opinion or notification letter indicating that it is so tax-exempt, and no fact or circumstance exists that could adversely affect the qualified status of such a Benefit Plan or the tax-exempt status of such a trust;

(x)

there is no pending or threatened complaint, claim (other than routine claims for benefits), proceeding, examination, audit, investigation or other proceeding or action of any kind in or before any court, tribunal or governmental agency with respect to any Benefit Plan and there exists no state of facts which after notice or lapse of time or both reasonably could be expected to give rise to any such claim, investigation, examination, audit or other proceeding or to affect the registration of any Benefit Plan required to be registered;

(xi)	no assets of any Benefit Plan are or at any time have been invested in common stock of the Company; and

(xii)

Schedule 3.25(b) contains the name of each individual currently receiving or entitled to receive continuation coverage under any Benefit Plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

          3.26   Environmental.

                    (a)     The Company is and at all times has been in material compliance with all applicable Environmental Laws.  The Company has not received any written communication alleging that it is not in such compliance, and there are no circumstances that would prevent or interfere with the continuation of such compliance.

                    (b)     There are no pending Environmental Claims, the Company has not received notice of any pending Environmental Claims, and to the knowledge of the Company, there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) the Company, (ii) any Person whose liability for any Environmental Claim that the Company has or may have retained or assumed, either contractually or by operation of law, or (iii) any real or personal property owned or leased by the Company, or any real or personal property which the Company has or is judged to have managed or supervised.  The Company is not subject to any agreement, order, judgment, decree or memorandum by or with any court, regulatory agency, other Governmental Entity or third party imposing any liability under any Environmental Laws.

                    (c)     The Company is in compliance in all material respects with all recommendations contained in any environmental audits, analyses and surveys received by the Company relating to all real and personal property owned, operated or leased by the Company.

                    (d)     To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any material liability arising under any Environmental Laws, against the Company or against any Person whose liability for any Environmental Claim the Company has or may have retained or assumed, either contractually or by operation of Law.

                    (e)     No remediation, removal or cleanup of any Hazardous Substances is being conducted or has been conducted at any time in the past, in connection with or associated with, the operations or activities of the Company or any real or personal property at any time owned, operated or leased by the Company; provided, however, that, with respect to any time period other than when the Company owned, operated or leased such real or personal property, the representations and warranties of this Section 3.26(e) are made to the knowledge of the Company.

                    (f)     Hazardous Substances are not and have not been at any time in the past, generated, used, stored, treated, or disposed of in connection with or associated with the operations or activities of the Company or any real or personal property at any time owned, operated or leased by the Company in any case that could reasonably be expected to require remediation under applicable Environmental Laws or otherwise result in liability to the Company; provided, however, that, with respect to any time period other than when the Company owned, operated or leased such real or personal property, the representations and warranties of this Section 3.26(f) are made to the knowledge of the Company.

                    (g)     To the knowledge of the Company, no underground or aboveground storage tanks, solid waste management units, landfills or other waste disposal areas, dikes or impoundments of any kind are located at, on or under any real or personal property at any time owned, operated or leased by the Company.

                    (h)     There are no (i) friable asbestos-containing materials, (ii) lead-based paint, (iii) polychlorinated biphenyls or (iv) mold or fungi in quantities and of a character (A) for which, to the knowledge of the Company, investigation or remedial actions would be reasonably required, (B) for which investigation or remedial action has been recommended or undertaken by environmental professionals on behalf of the Company or (C) that have been the subject of written, or to the knowledge of the Company, any other, claim, complaint, allegation, or inquiry made to the Company present on, in or at any real or personal property at any time owned, operated or leased by the Company.

          3.27   State Takeover Laws; Certificate of Incorporation.  The Company has taken all necessary action to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, (a) any applicable state takeover laws, including, without limitation, the provisions of the DGCL, (b) any applicable takeover provisions in the Company’s Certificate of Incorporation or by-laws, and (c) except as set forth on Schedule 3.27, any change of control or other takeover provisions set forth in any agreement to which the Company is a party or may be bound.

          3.28   Offering Exemption.  Subject in part to the truth and accuracy of the Purchaser’s representations set forth in Section 4.2 hereof, the offer, sale and issuance of the Shares are exempt from the registration requirements of the Securities Act and under applicable state securities and “blue sky” laws, as currently in effect and, neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

          3.29   Certain Business Practices.  Neither the Company nor any director, officer, agent or employee of the Company has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

          3.30   Full Disclosure.  None of the representations and warranties furnished by or on behalf of the Company to Purchaser in writing pursuant to this Agreement or any information contained in the Schedules thereto referred to in this Agreement, contains any untrue statement of a material fact and, does not omit to state any material for necessary to make any statement, in light of the circumstances under which such statement is made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser hereby represents and warrants to Company as follows:

          4.1    Power; Authority; Due Execution.  Purchaser has the right, power and capacity to execute and deliver this Agreement and any other agreement entered into in connection with this Agreement and to perform its obligations under this Agreement and any other agreement entered into in connection with this Agreement to which it is a party to and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and any other agreement entered into in connection with this Agreement by Purchaser and the performance by Purchaser of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized and approved by Purchaser.  This Agreement has been, and any other agreement entered into in connection with this Agreement will be as of the Closing Date, duly executed and delivered by Purchaser and do or will, as the case may be, constitute the valid and binding agreement of Purchaser, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

          4.2    Investment Representations.

                   (a)    Purchaser represents and warrants that the Shares purchased by it are being acquired for investment only for its own account and not with a view to the sale or distribution of any part thereof, except to the extent that it serves as a nominee for a limited number of “accredited investors,” as that term is defined in Rule 501 of Regulation D as promulgated by the SEC pursuant to the Securities Act.

                   (b)    Purchaser understands that the Shares have not been registered under the Securities Act or any state securities laws on the grounds that the sale provided for in this Agreement and the issuance of securities hereunder are exempt from registration under the Securities Act and applicable state securities laws, and that Company’s reliance on such exemption is predicated in part on Purchaser’s representations set forth herein.

                   (c)    Purchaser recognizes that the investment in the Shares involves a special risk, and represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Shares, and has the ability to bear the economic risks of its investment.  Prior to making a decision to enter into this Agreement, Purchaser was provided the opportunity to ask questions of, and receive answers from, the executive officers of the Company concerning the Company, and to obtain from the Company information requested from the Company.  Based on the materials provided by the Company in response to due diligence requests, Purchaser has conducted an investigation to its satisfaction of the investment in the Shares and has received all information requested from Company it considers necessary or appropriate for deciding whether to purchase the Shares; provided, however, that no investigation conducted by Purchaser shall be deemed to release Company in any manner whatsoever from any breach of a representation or warranty contained in this Agreement.  On the basis of the foregoing, and on the basis of the representations, warranties and covenants of Company contained in this Agreement and the other documents and instruments delivered in connection herewith, Purchaser acknowledges that it has, individually or through advisers, such knowledge or experience in financial, tax and business matters to enable it to understand and evaluate the merits and risks associated with an investment in the Shares.

                   (d)    Purchaser understands that each certificate representing the Shares will be endorsed with the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS.  THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, ANY APPLICABLE STATE SECURITIES LAWS, OR THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.”

                   (e)    Purchaser and the persons for which it acts as nominiee are “accredited investors” within the meaning of Rule 501(a) of Regulation D of the SEC.

                   (f)    Purchaser is financially able to hold the Shares for long-term investment, believes that the nature and amount of the Shares being purchased are consistent with its overall investment program and financial position, and recognizes that there are substantial risks associated with the purchase of the Shares.

          4.3    No Public Market.  Purchaser understands that no public market exists for the Shares and there is no assurance that a public market will ever exist for the Shares.

          4.4    Non-Contravention.  Except as set forth on Schedule 4.4, neither the execution and delivery of this Agreement by the Purchaser nor the consummation of the transactions contemplated hereby does or would, after the giving of notice or the lapse of time or both, (a) conflict with, result in a breach of, constitute a default under, or violate the Certificate of Limited Partnership or the Partnership Agreement of the Purchaser, or (b) conflict with, result in a breach of, constitute a default under, or violate any Law applicable to the Purchaser, except as would not otherwise have a Material Adverse Effect on the Purchaser.

          4.5    No Consents.  Except as otherwise set forth on Schedule 4.5, no permit, consent, approval, novation, authorization or other order of or filing with any Governmental Entity or any other Person is required in connection with the execution, delivery and consummation of this Agreement by the Purchaser and the actions of the Purchaser contemplated hereby, other than what may be required as a result of any facts or circumstances relating solely to the Company.

ARTICLE V

CERTAIN COVENANTS AND AGREEMENTS

          5.1    Review of Operations.  Purchaser may, prior to the Closing Date, directly or through its representatives, review, during normal business hours and upon reasonable notice to the Company, the premises and books and records of the Company to the extent it deems necessary or advisable to familiarize itself with such premises and other matters; such review, and the reviews made by Purchaser or its representatives prior to the date of this Agreement, shall not, however, affect the representations and warranties made by the Company in this Agreement or the remedies of Purchaser for breaches of those representations and warranties.

          5.2    Confidentiality.

                    (a)     Between the date hereof and the Closing Date, Purchaser and the Company will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Purchaser and the Company to maintain in confidence, all information provided in connection herewith, whether written or oral, unless (i) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby, or (iii) the furnishing or use of such information is otherwise required by Law.

                    (b)     Notwithstanding anything set forth in this Agreement to the contrary (including the confidentiality obligations set forth in this Section 5.2), or in any other agreement executed in connection herewith, the Company and Purchaser (and any directors, officers, employees, agents or advisors of either of the Company or Purchaser), are hereby expressly authorized to disclose the “tax treatment” and “tax structure” (as those terms are defined in Treasury Regulation §§1.6011-4(c)(8) and (9), respectively) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to such Persons relating to such “tax treatment” or “tax structure” of the transactions contemplated hereby; provided, however, that (i) such disclosure shall not be made until the earliest of (A) the date of the public announcement of discussions relating to such transactions, (B) the date of the public announcement of such transactions, or (C) the date of the execution of this Agreement, and (ii) this provision shall not permit disclosure to the extent that nondisclosure is required to comply with any applicable federal or state securities laws.

          5.3    Conduct of Business.  Except with the prior written consent of Purchaser, between the date hereof and the Closing Date, the Company shall not:

                    (a)     conduct its business other than in the ordinary and usual course, or fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with clients, customers, suppliers, employees, business associates and any independent contractors associated with it, or take any action reasonably likely to have an adverse affect upon the its ability to perform any of its obligations under this Agreement, or engage in any new lines of business;

                    (b)     issue, sell or otherwise permit to become outstanding, or authorize the creation of, any (i) additional shares of capital stock, other than upon exercise of outstanding options and warrants or conversion of outstanding Preferred Stock or other outstanding convertible securities, or (ii) securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, shares of capital stock (including stock appreciation rights and all similar derivative rights), or enter into any agreement with respect to the foregoing;

                    (c)     except as permitted by Section 5.3(g), permit any additional shares of its capital stock to become subject to new grants of employee or director stock options, options, calls or commitments, or similar rights;

                    (d)     make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its capital stock;

                    (e)     directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

                    (f)     enter into, amend, modify or renew any employment, consulting, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary, pay or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, or (iii) for employment or other arrangements for, or grants of awards to, newly hired employees in the ordinary course of business consistent with past practice and after prior consultation with Purchaser;

                    (g)     enter into, establish, adopt or amend (except as may be required by applicable law or for employment or other arrangements for, or grants of awards to, newly hired employees in the ordinary course of business consistent with past practice and after prior consultation with Purchaser) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any of its directors, officers or employees, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

                    (h)     sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its material assets, business or properties other than in the ordinary course of business;

                    (i)      acquire any assets, business, securities or properties of any other entity other than in the ordinary course of business;

                    (j)      amend its Certificate of Incorporation or by-laws;

                    (k)     implement or adopt any change in its accounting principles, practices or methods, other than as may be required by accounting principles generally accepted in the United States of America, and after notifying Purchaser of any such required change;

                    (l)      enter into or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts, other than in the ordinary course of business consistent with past practice, with the exception of any bulk orders for the Company’s products upon Purchaser’s consent, such consent not to be unreasonably withheld;

                    (m)    settle any claim, action or proceeding, except for:  (i) any claim, action or proceeding involving solely money damages to be paid by the Company in an amount, individually and in the aggregate for all such settlements, not more than Twenty-Five Thousand Dollars ($25,000.00) and which is not reasonably likely to establish an adverse precedent or basis for subsequent settlements, and (ii) the current litigation with Maytag Corporation with Purchaser’s consent, such consent not to be unreasonably withheld;

                    (n)     take any action that is intended or reasonably likely to (i) result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect (excluding any materiality provision relating thereto) at any time at or prior to the Closing Date, (ii) result in any of the conditions to the transaction set forth in Article VI not being satisfied, or (iii) result in a violation of any provision of this Agreement, except, in each case, as may be required by applicable law or regulation;

                    (o)     incur any indebtedness (including indebtedness relating to acquisitions of its Common Stock) other than in the ordinary course of business in excess of Twenty-Five Thousand Dollars ($25,000.00);

                    (p)     settle, modify or forgive any indebtedness for borrowed money owed to it (including indebtedness relating to acquisitions of its Common Stock);

                    (q)     enter into any sale/lease back, synthetic lease, receivables financing or other transaction however entitled which would or could be excluded from its balance sheet prepared in accordance with GAAP; or

                    (r)     agree, commit to or enter into any agreement to take any of the actions referred to in this Section 5.3.

In connection with the Company’s continued operation of its business between the date hereof and the Closing Date, the Company will confer in good faith on a regular basis with one (1) or more representatives of Purchaser designated to the Company regarding operational matters and the general status of ongoing operations.  The Company acknowledges that Purchaser does not and will not waive any rights it may have under this Agreement as a result of such consultations.

          5.4    Supplements to Schedules.  From time to time up to the Closing, the Company shall supplement or amend the Schedules that it has delivered with respect to any matter first existing or occurring following the date hereof that (a) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Schedules, or (b) is necessary to correct any information in the Schedules that has been rendered inaccurate thereby.  No supplement or amendment to any Schedule shall have any effect for the purpose of determining satisfaction of the conditions to Closing set forth in Section 6.2 or otherwise.

          5.5    Issuance of Additional Shares.  It is the intent of Purchaser and the Company that, upon issuance, the Shares will represent, on an as-converted, fully-diluted basis (taking into account, without limitation, all potentially dilutive securities which are outstanding, authorized by the Company, or otherwise required to be issued, as of the Closing Date, and assuming that all outstanding options, warrants and other rights for the purchase of capital stock of the Company shall have been exercised, and all outstanding shares of all series of the Company’s preferred stock, including the Shares, have been converted into Company Common Stock, but specifically excluding such shares of Common Stock as shall be reserved for the grant of stock awards after the Closing Date pursuant to Section 5.9 hereof), fifty-eight percent (58%) of the outstanding capital stock of the Company.  Accordingly, without limiting the generality of Section 5.17 hereof, Purchaser and the Company agree that, whether during the period between the date hereof and the Closing date or following the Closing Date, it is determined that the Shares will not, or did not represent, on an as-converted, fully-diluted basis, as of the Closing Date, at least fifty-eight percent (58%) of the outstanding capital stock of the Company, Purchaser and the Company will take all such action as is necessary for the Company to issue, and the Company shall authorize and issue to Purchaser, such additional shares of its Series D Preferred Stock as are necessary for Purchaser to hold, beneficially and of record, at least fifty-eight percent (58%) of the outstanding capital stock of the Company on an as-converted, fully-diluted basis as of the Closing Date.

          5.6    Voting and Related Agreements.  Prior to, or in connection with, the execution of this Agreement:

                    (a)     Purchaser shall have entered into a voting agreement, in the form attached hereto as Exhibit B, with each of Bogatin and Gogel, pursuant to which, among other things, each of Bogatin and Gogel will (i) revoke all prior voting proxies, (ii) agree to vote his shares of capital stock of the Company in favor of (A) the transactions contemplated herein and against any actions that would frustrate or prevent the consummation of the transactions contemplated herein and (B) any amendments to the Company’s Certificate of Incorporation deemed necessary by the Company, whether prior to or following the Closing Date, to increase the number of its authorized shares of Company Common Stock to permit reservation by the Company of sufficient shares to allow conversion of the Shares into shares of Company Common Stock, and (iii) appoint Purchaser as his true and lawful proxy and attorney in fact to effect such voting obligations; and

                    (b)    the Company and Purchaser shall have entered into the following agreements with Grand Cheer Company Limited (“Grand Cheer”);

(i)

a Settlement and Release Agreement, in the form attached hereto as Exhibit C, regarding, among other things, the obligations of the Company with respect to that certain Promissory Note, dated July 15, 2002, in the amount of One Million Dollars ($1,000,000.00) payable to Grand Cheer; and

(ii)

a Voting Agreement, in the form attached hereto as Exhibit D, pursuant to which Grand Cheer will (i) revoke all prior voting proxies, (ii) agree to vote its shares of capital stock of the Company in favor of (A) the transactions contemplated herein and against any actions that would frustrate or prevent the consummation of the transactions contemplated herein and (B) any amendments to the Company’s Certificate of Incorporation deemed necessary by the Company, whether prior to or following the Closing Date, to increase the number of its authorized shares of Company Common Stock to permit reservation by the Company of sufficient shares to allow conversion of the Shares into shares of Company Common Stock, and (iii) appoint Purchaser as his true and lawful proxy and attorney in fact to effect such voting obligations.

          5.7    Cancellation of Promissory Notes.  Subject to applicable legal requirements, prior to the Closing, the Company and each of Bogatin and Gogel shall have entered into agreements, in the form attached hereto as Exhibit E pursuant to which Bogatin and Gogel will transfer to the Company 800,000 and 40,000 shares of Company Common Stock, respectively, and in exchange, the Company will cancel:

(a)	that certain Promissory Note of Bogatin, dated March 15, 2000, in the original principal amount of One Million Five Hundred Thousand Dollars ($1,500,000) payable to the Company;

(b)	that certain Pledge Agreement, dated March 15, 2000, by and between the Company and Bogatin;

(c)	that certain Promissory Note of Bogatin, dated April 6, 1999, in the original principal amount of Five Hundred Thousand Dollars ($500,000) payable to the Company;

(d)	that certain Pledge Agreement, dated April 6, 1999, by and between the Company and Bogatin;

(e)	that certain Promissory Note of Gogel, dated April 6, 1999, in the original principal amount of One Hundred Thousand Dollars ($100,000) payable to the Company; and

(f)	that certain Pledge Agreement, dated April 6, 1999, by and between the Company and Gogel.

          5.8    Cancellation of Options.  Subject to applicable legal requirements, prior to the Closing, the Company, Bogatin and Gogel shall take such steps as are necessary, in Purchaser’s reasonable discretion, to cancel all outstanding options, warrants or other rights to purchase capital stock of the Company held by Bogatin and Gogel as of the Closing Date.

          5.9    Reservation of Shares for Stock Awards.  As soon as reasonably practicable following the Closing, the Company take such action as is necessary to reserve Six Million (6,000,000) shares of Company Common Stock for the issuance of stock awards by the Company’s board of directors.

          5.10   Election of Chief Executive Officer.  Immediately following Closing, the Company’s board of directors shall take such actions as are necessary to elect Perlman as the Company’s Chief Executive Officer.

          5.11   Acquisition Proposals.

                    (a)     The Company shall not solicit or encourage inquiries or proposals with respect to, or furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, the Company, or any merger or other business combination with the Company, other than as contemplated by this Agreement (any such transaction being referred to as a “Business Combination”).

                    (b)     The Company shall instruct its officers, directors, agents, advisors and Affiliates to refrain from taking any action that would violate or conflict with any of the provisions of this Section 5.11; and it shall notify Purchaser immediately if any such inquiries or proposals are received by, or any such negotiations or discussions are sought to be initiated with, the Company.

                    (c)     Nothing in this Section 5.11, will prevent the Company from (i) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written proposal for a Business Combination, if the Company receives from the Person an executed confidentiality agreement acceptable to Purchaser in its reasonable discretion, or (ii) engaging in any negotiations or discussions with any person who has made such an unsolicited bona fide written proposal, if and only to the extent that, (A) in each such case referred to in clause (i) or (ii), the Company’s board of directors determines in good faith (after consultation with its financial advisor) that the proposal, if accepted, is reasonably likely to be consummated, and would, if consummated, result in a transaction more favorable to the holders of capital stock of the Company from a financial point of view than the transactions contemplated herein.  If negotiations or discussions are initiated in accordance with the preceding sentence, the Company agrees that it will notify Purchaser promptly, and will from time to time (or at any time at the request of Purchaser) notify Purchaser of the progress thereof (including all current terms and any other information that Purchaser may from time to time request).  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any such acquisition or purchase.  The Company agrees to use all reasonable efforts to enforce any confidentiality and/or “stand-still” Contract to which it is a party and not to amend, terminate, waive or release any provision of any such Contract in a manner that is material and adverse to its rights under the Contract.

          5.12   Publicity.  Except as otherwise required by Law as advised by counsel, neither Purchaser nor the Company shall issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior written approval of the other party to the contents and the manner of presentation and publication thereof, which approval shall not be unreasonably withheld.

          5.13   Expenses.

                    (a)     Except as set forth in Section 5.13(b), each of the Company and Purchaser shall be responsible for all of its respective costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

                    (b)    The Company shall pay all reasonable out-of-pocket expenses of Purchaser relating to the negotiation and execution of this Agreement, the Certificate and the closing of the transactions contemplated thereby, including, without limitation, the fees, charges and disbursements of Kilpatrick Stockton LLP, legal counsel to Purchaser, upon the earlier of the following events:

(i)	the Closing, in which case all such amounts shall be paid at the Closing;

(ii)	the termination of this Agreement by Purchaser pursuant to Section 7.1(b), in which case all such amounts shall be paid upon demand by Purchaser; or

(iii)	a Payment Event (as defined in Section 7.3(b)) that occurs prior to December 31, 2003, in which case all such amounts shall be paid upon demand by Purchaser.

          5.14   Cooperation.  Purchaser and the Company shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including, their respective commercially reasonable efforts to obtain, prior to the Closing Date, all consents and approvals of Persons, including Governmental Entities, as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to Closing.

          5.15   Notification of Certain Matters.  The Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to the Company, of (a) the occurrence, or nonoccurrence, of any event which would be likely to cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate and (b) any failure by such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.15 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice (including, any condition to Closing).

          5.16   Bogatin Telephone Number.  Purchaser acknowledges that the telephone number (212) 244-5553 is the personal telephone number of Bogatin which Bogatin has permitted the Company to use.  Following the Closing Date, all rights and interests to such telephone number shall remain with Bogatin.

          5.17   Further Assurances.  From and after the Closing Date, Purchaser and the Company agree to execute, acknowledge, deliver and file, or cause to be executed, acknowledged, delivered and filed, all further instruments, agreement or documents as may be necessary to consummate the transactions provided for in this Agreement and to do all further things necessary to carry out the purpose and intent of this Agreement.

ARTICLE VI

CONDITIONS TO CLOSING

          6.1    Conditions to Purchaser’s and the Company’s Obligations.  The obligations of Purchaser and the Company to effect the transactions contemplated hereby shall be subject to the satisfaction on or prior to the Closing Date of the following conditions unless waived by Purchaser and by the Company.

                    (a)     All approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement shall have been filed, occurred or been obtained.

                    (b)     No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

          6.2    Conditions to Obligations of Purchaser.  The obligations of Purchaser to effect the transactions contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following conditions, unless waived by Purchaser.

                    (a)     The Company shall have (i) taken all action necessary to authorize the issuance and sale to Purchaser of the Shares, and (ii) filed the Certificate with the Secretary of State of the State of Delaware.

                    (b)     The Company and the holders of the outstanding shares of each existing series of preferred stock of the Company shall have taken such actions as are necessary to convert each outstanding share of such preferred stock into shares of Company Common Stock, and each such share of preferred stock shall convert into shares of Company Common Stock effective as of the Closing Date.

                    (c)     Purchaser shall have received an opinion, dated the Closing Date, of Blank Rome LLP, counsel to the Company, in substantially the form attached hereto as Exhibit F (the “Company Counsel Opinion”).

                    (d)     The Company’s board of directors shall have taken such actions as are necessary to increase the number of members of the Company’s board of directors to six (6) members, and shall have elected Perlman, and such other persons as shall be designated by Purchaser, to fill such vacancies.

                    (e)     Bogatin and Gogel shall each have entered into a release agreement with the Company in the form attached hereto as Exhibit G (the “Release Agreements”).

                    (f)     The Company, Bogatin and Gogel shall have executed and delivered a stockholders’ agreement, in substantially the form attached hereto as Exhibit H (the “Stockholders’ Agreement”).

                    (g)     Bogatin and Gogel shall each have entered into a non-competition, non-solicitation and non-disparagement agreement with the Company covering a period of five (5) years from the Closing Date, in the form attached hereto as Exhibit I (the “Non-Compete Agreements”).

                    (h)     The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects (except that those representations and warranties that are limited by materiality shall be true and correct in all respects) as of the date of this Agreement and as if made at and as of the Closing Date (except where such representations and warranties are made expressly as of a specific date), (ii) the Company shall have performed in all material respects all obligations required to be performed by each under this Agreement prior to the Closing Date, (iii) since the date of this Agreement, there shall have been no changes in the condition (financial or otherwise), business, employees, operations, obligations or liabilities of the Company which, in the aggregate, have had or may be reasonably expected to have a Material Adverse Effect on the Company, and (iv) Purchaser shall have received a certificate signed an authorized officer of the Company to such effect (the “Company Officer’s Certificate”).

                    (i)     Except as set forth on Schedule 6.2(i), all consents and approvals of third parties required to consummate the transactions contemplated hereby and for Purchaser to operate the business of the Company as contemplated herein after the Closing, shall have been obtained.

                    (j)     The Company shall have received an opinion of an independent financial advisor, reasonably acceptable to Purchaser, to the effect that, as of the date of such opinion, the Purchase Price to be received by the Company in connection with the sale of the Shares is fair to the Company and its stockholders from a financial point of view, and a copy of such opinion shall have been delivered to Purchaser (the “Fairness Opinion”).

                    (k)     The Company shall have entered into confidentiality agreements, in such form as is acceptable to Purchaser in its reasonable discretion, with each employee designated by Purchaser.

          6.3    Conditions to Obligations of the Company.  The obligations of the Company to effect the transactions contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following additional conditions unless waived by the Company.

                    (a)     (i)     The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as if made at and as of the Closing Date (except where such representations or warranties are made expressly as of a specific date), (ii) Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Closing Date, and (iii) the Company shall have received a certificate signed by the general partner of Purchaser to such effect (the “Purchaser Certificate”).

                    (b)     Purchaser shall have executed and delivered the Stockholders’ Agreement.

ARTICLE VII

TERMINATION

          7.1    Termination.  This Agreement may be terminated by written notice given prior to or at the Closing by:

                    (a)     mutual written consent of Purchaser and the Company;

                    (b)     either Purchaser or the Company, if there has been a material breach by the other party of any representation or warranty contained herein or in the due and timely performance of any covenant or agreement contained herein, and such breach has not been waived;

                    (c)     either Purchaser or the Company, if the transactions contemplated hereby shall not have been consummated, other than through failure of any such party to fulfill its obligations hereunder, on or before December 31, 2003, or such other date as Purchaser or the Company may mutually agree upon;

                    (d)     either Purchaser or the Company, if (i) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the transactions contemplated hereby or (ii) any Governmental Entity takes any action or enacts, promulgates or issues or deems applicable to the transactions contemplated hereby any Law which would make consummation of the transactions contemplated hereby illegal; or

                    (e)     the Company, if the board of directors of the Company, pursuant to the actions permitted by the first sentence of Section 5.10(c), should have authorized the Company, immediately following such termination, to enter into an agreement with any third party with respect to a Business Combination.

          7.2    Effect of Termination.  Subject to Section 7.3 below, in the event of termination of this Agreement, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser or the Company or their respective officers or directors except to the extent such termination results from a breach of, or failure to perform, by any such Person any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case the Person in breach hereunder shall be fully liable for any losses resulting from such breach or failure.

          7.3    Termination Fee.

                    (a)     The Company hereby agrees to pay Purchaser, and Purchaser shall be entitled to payment of, a nonperformance fee (the “Termination Fee”) of Two Hundred Fifty Thousand Dollars ($250,000.00) following the occurrence of a Payment Event (as hereinafter defined).  Such payment shall be made in immediately available funds within five (5) business days after delivery of a notice from Purchaser requesting such payment.  The right to receive the Termination Fee shall terminate if any of the following (a “Fee Termination Event”) occurs prior to a Payment Event:  (i) the Closing, (ii) termination of this Agreement in accordance with the provisions hereof, except a termination by Purchaser pursuant to Section 7.1(b), if such termination occurs prior to the occurrence of a Payment Event, or a termination by the Company in accordance with Section 7.1(e), or (iii) December 31, 2003.

                    (b)     “Payment Event” means any of the following to which Purchaser is not a party, directly or through a subsidiary, and which occurs after the date hereof:

(i)	any merger, consolidation or statutory share exchange involving the Company;

(ii)

any sale, lease, transfer or other disposition, other than in the ordinary course of business, in one transaction or in a series of transactions, of all or any significant part of the assets of the Company;

(iii)

the issuance by the Company or transfer by the Company or any other Person, in one transaction or a series of transactions, of any capital stock of the Company which have an aggregate value of five percent (5%) or more of the total value of the outstanding shares of the Company’s capital stock (other than pursuant to the exercise of options, warrants, conversion rights or other rights to acquire capital stock of the Company existing on the date hereof);

(iv)

any other transaction which has the effect, directly or indirectly, of increasing by five percent (5%) or more the proportionate amount of the shares of any class of capital stock of the Company which is directly or indirectly beneficially owned by any Person (other than pursuant to the exercise of options, warrants, conversion rights or other rights to acquire capital stock of the Company existing on the date hereof);

(v)	any other transaction in which any Person or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act) shall obtain control of the Company; or

(vi)	the agreement by the Company to engage in any of the foregoing.

ARTICLE VIII

MISCELLANEOUS

          8.1    Survival.  This Section 8.1 shall survive the Closing Date.  If a Termination Fee is due under Section 7.3, Section 7.3 shall survive termination of the Agreement until all amounts due to Purchaser thereunder shall have been paid in full.  All other representations, warranties, covenants and agreements in the Agreement will not survive the Closing or termination pursuant to Article VII, provided that no such termination will relieve any party of any liability or damages resulting from any willful or intentional breach of the Agreement or any willful or intentional material misstatement or failure to state any item required to be stated therein.

          8.2    Entire Agreement; Binding Effect.  This Agreement and the documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants with respect to such subject matter, except as specifically set forth herein or therein.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

          8.3    Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement; provided, however, that the Company and Purchaser hereby agree that any Persons for which it serves as nominee in connection with the transactions contemplated hereby shall be considered third party beneficiaries under this Agreement.

          8.4    Governing Law.  This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among residents of Delaware made and to be performed entirely within the State of Delaware, and without regard to the conflicts of law principles as may otherwise be applicable.

          8.5    Jurisdiction and Venue; Waiver of Jury Trial.  Each party to this Agreement hereby irrevocably agrees that any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereunder may be brought in the courts of New York County in the State of New York or of the United States of America for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.  Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding, by the mailing of copies thereof by registered or certified mail, postage prepaid, to its address set forth in this Agreement, such service to become effective ten (10) days after such mailing.  IF LITIGATION IS BROUGHT TO ENFORCE THIS AGREEMENT, EACH PARTY KNOWINGLY AND INTENTIONALLY WAIVES THE RIGHT IT HAS TO A TRIAL BY JURY.  THE PARTIES AGREE THIS PROVISION IS A MATERIAL INDUCEMENT TO THE PARTIES’ ENTERING INTO THIS AGREEMENT.

          8.6    Counterparts and Signature by Facsimile.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The facsimile signature of any party to this Agreement for purposes of execution or otherwise, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or telecopy document is to be re-executed in original form by the parties who executed the facsimile or telecopy document.  No party may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Agreement or any notice required thereof.

          8.7    Headings.  The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          8.8    Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery, delivery by recognized overnight courier (such as FedEx) or upon receipt of confirmation of delivery by facsimile, telecopy, or registered or certified mail, return receipt requested, postage prepaid, addressed:

to Purchaser:

OvenWorks, LLLP
645 Madison Avenue
Suite 1500
New York, New York 10022
Attn: Richard E. Perlman
Telephone: (212) 223-8633
Facsimile: (212) 888-8133

with a copy to:

Kilpatrick Stockton LLP
1100 Peachtree Street
Suite 2800
Atlanta, Georgia 30309
Attn: Reinaldo Pascual
Telephone: (404) 815-6500
Facsimile: (404) 815-6555

to Company:

TurboChef Technologies, Inc.
10500 Metric Drive
Suite 128
Dallas, Texas 75243
Attn: President
Telephone: (214) 379-6000
Facsimile: (214) 340-8477

with a copy to:

Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Attn: Brad Shiffman
Telephone: (212) 885-5442
Facsimile: (212) 885-5001

          8.9    Attorneys’ Fees.  Should any litigation or arbitration be commenced between the parties hereto concerning this Agreement, the party prevailing in such litigation or arbitration shall be entitled, upon final judgment and expiration of all appeals, in addition to such other relief as may be granted, to a reasonable sum for attorneys’ fees and costs in such litigation or arbitration, which shall be determined by the court or arbitrator, as the case may be.

          8.10   Severability.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall to the extent practicable be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          8.11   Amendments; Waivers; Delays or Omissions.  No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by Purchaser and the Company; provided, however, that Section 5.7 and Section 5.8 of this Agreement may not be amended unless such amendment is agreed to in writing by Bogatin and Gogel.  No delay or omission to exercise any right, power or remedy accruing to Company or Purchaser upon any breach, default or noncompliance of Purchaser or Company under this Agreement or under the Certificate, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.  It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of Company or Purchaser of any breach, default or noncompliance under this Agreement or under the Certificate or any waiver on Company’s or Purchaser’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing and that all remedies, either under this Agreement or the Certificate, by-law, or otherwise afforded to Company and Purchaser, shall be cumulative and not alternative.

          8.12   Finder’s Fees.

                    (a)     The Company (i) represents and warrants that it has not retained any finder or broker in connection with the transactions contemplated by this Agreement and (ii) hereby agrees to indemnify and to hold Purchaser harmless of and from any liability for any commission or compensation in the nature of a finder’s fee to any broker or other Person (and the costs and expenses of defending against such liability or asserted liability) for which Company is responsible.

                    (b)     Purchaser hereby agrees to indemnify and to hold Company harmless of and from any liability for any commission or compensation in the nature of a finder’s fee to any broker or other Person (and the costs and expenses of defending against such liability or asserted liability) for which Purchaser is responsible.

          8.13   Construction.  The Company and Purchaser have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Company and Purchaser and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[signatures on following page]

          IN WITNESS WHEREOF, the Company and Purchaser have each executed and delivered this Agreement as of the day and year first above written.

PURCHASER:

OvenWorks, LLLP

By:	Oven Management, Inc.,
its general partner

	By:	/s/ Richard E. Perlman

Richard E. Perlman
President

COMPANY:

TurboChef Technologies, Inc.

By:	/s/ Jeffrey B. Bogatin

	Name:	Jeffrey B. Bogatin
	Its:	Chairman

EXHIBITS

Exhibit A	Certificate of Designations, Rights and Preferences of Series D Preferred Stock

Exhibit B	Form of Bogatin/Gogel Voting Agreement

Exhibit C	Settlement and Release Agreement

Exhibit D	Form of Grand Cheer Voting Agreement

Exhibit E	Form of Note Cancellation Agreement

Exhibit F	Form of Company Counsel Opinion

Exhibit G	Form of Release Agreement

Exhibit H	Form of Stockholders’ Agreement

Exhibit I	Form of Bogatin/Gogel Non-Compete Agreement

SCHEDULES

Schedule 3.1	Foreign Qualification
Schedule 3.2(b)	Options, Warrants and Rights to Acquire Capital Stock
Schedule 3.5	Non-Contravention
Schedule 3.6	Company Reports
Schedule 3.8	Undisclosed Liabilities
Schedule 3.11	Liens
Schedule 3.12(a)	List of Material Contracts
Schedule 3.12(b)	Exceptions to Material Contracts
Schedule 3.13	Consents
Schedule 3.14	Related Party Transactions
Schedule 3.15	Litigation
Schedule 3.16(a)	List of Intellectual Property
Schedule 3.16(b)	Intellectual Property Licenses
Schedule 3.16(d)	Confidentiality Agreements
Schedule 3.16(e)	Intellectual Property Infringement
Schedule 3.16(f)	Third Party Intellectual Property Infringement
Schedule 3.17(a)	Taxes
Schedule 3.18(a)	Insurance Policies
Schedule 3.18(b)	Exceptions to Insurance Policies
Schedule 3.18(c)	Insurance Policy Coverage Exceptions
Schedule 3.20	Compliance with Laws
Schedule 3.21	Leased Real Property
Schedule 3.23(a)	Employees
Schedule 3.23(b)	Employment Agreements
Schedule 3.23(c)	Severance Agreements
Schedule 3.23(d)	Change of Control Agreements
Schedule 3.24	Labor Relations
Schedule 3.25(a)	List of Benefit Plans
Schedule 3.25(b)	Exceptions to Benefit Plans
Schedule 4.4	Purchaser Non-Contravention
Schedule 4.5	Purchaser Consents
Schedule 6.2(i)	Certain Consents

EXHIBIT 3

VOTING AGREEMENT

          THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) dated as of October 28, 2003, is made and entered into among OVENWORKS, LLLP, a Georgia limited liability limited partnership (“Purchaser”) and each party listed under the heading “Stockholders” on the signature pages hereof (each a “Stockholder” and collectively, the “Stockholders”).

W I T N E S S E T H:

          WHEREAS, Purchaser and TurboChef Technologies, Inc., a Delaware corporation (the “Company”) have entered into a Stock Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), which provides for, among other things, the sale and issuance of an aggregate of up to 2,500,000 shares of Series D Preferred Stock of the Company, par value $1.00 per share, on the terms and conditions contained in the Purchase Agreement;

          WHEREAS, as of the date hereof, each Stockholder owns, beneficially and of record, and has the power to vote the number of shares of common stock, par value $.01 per share, of the Company (the “Common Stock”) and preferred stock, par value $1.00 per share, of the Company (the “Preferred Stock”) set forth beside such Stockholder’s name on Exhibit A hereto (all of such shares of Common Stock and Preferred Stock owned by the Stockholders, together with any other shares of capital stock of the Company acquired by any of such Stockholders, including shares of Common Stock or Preferred Stock acquired through the exercise of any stock option, after the date hereof and prior to the Termination Date (as hereinafter defined), being referred to herein collectively as the “Shares”); and

          WHEREAS, as a condition to the willingness of Purchaser to enter into the Purchase Agreement, Purchaser has required that the Stockholders agree, and in order to induce Purchaser to enter into the Purchase Agreement, the Stockholders have agreed, to enter into this Agreement.

          NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

CERTAIN COVENANTS

          1.1     Grant of Proxy; Voting Agreement.

                    (a)     Each Stockholder hereby revokes, or has previously revoked, all prior proxies, voting agreements or powers-of-attorney given or entered into with respect to any of his respective Shares, and hereby irrevocably (to the fullest extent permitted by law) constitutes and appoints Purchaser, or any designee of Purchaser as his true and lawful proxy and attorney-in-fact, for and in the name, place and stead of such Stockholder, to vote his respective Shares at any time during the period from the date of this Agreement to the Termination Date (such period being referred to herein as the “Term”), at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or postponements thereof, or pursuant to any written consent in lieu of a meeting or otherwise, in the following manner:

(i)

in favor of approval of the Purchase Agreement, the transactions contemplated thereby, any other matter necessary for the consummation of the transactions contemplated thereby and considered and voted upon by the stockholders of the Company at any such meeting of stockholders or in such written consent;

(ii)

against approval of any proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Purchase Agreement or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement or of the Stockholder under this Agreement; and

(iii)	in favor of any amendment to the Certificate of Incorporation of the Company to increase the number of shares of Common Stock authorized thereunder.

                    (b)     Concurrently with the execution of this Agreement, each Stockholder has delivered to Purchaser a proxy in the form attached hereto as Exhibit B (the “Proxy”), which shall be irrevocable to the fullest extent permissible by applicable law, with respect to his respective Shares.

                    (c)     Notwithstanding the foregoing grant to Purchaser of the irrevocable proxies, if Purchaser elects not to exercise its rights to vote any of the Shares pursuant to the irrevocable proxies, each Stockholder agrees in his capacity as a stockholder of the Company and not in his capacity as a director or officer of the Company, to vote his respective Shares during the Term as indicated in Section 1.1(a) at any annual, special or other meeting of the stockholders of the Company and at any adjournment or postponements thereof, or pursuant to any written consent in lieu of a meeting or otherwise.

                    (d)     Each Stockholder agrees that his irrevocable proxy and all other power and authority intended to be conferred by Section 1.1(a) are coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of such Stockholder or by the occurrence of any event or events except as provided herein.

                    (e)     The irrevocable proxies shall not be affected by the death, disability or dissolution of any Stockholder, and shall be binding upon the heirs, successors and assigns or each Stockholder.

          1.2     Public Announcement.  Each Stockholder shall consult with Purchaser before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein, and shall not issue any such press release or make any such public statement without the prior consent of Purchaser, except as may be required by applicable law.

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          1.3     Further Assurances.  Each Stockholder agrees that, from time to time, at Purchaser’s reasonable request, each Stockholder shall perform such further acts (other than affix a legend regarding this Agreement to the certificates representing his Shares) and execute such further documents and instruments as may reasonably be required to vest in Purchaser the power to carry out and give effect to the provisions of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

          Each of the Stockholders, severally and not jointly, represents and warrants to Purchaser, as of the date hereof, as follows:

          2.1     Authorization.  Such Stockholder has the requisite power and authority to enter into and deliver this Agreement and to fully perform the obligations required to be performed by him hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder, and this Agreement has been duly executed by him.  The execution, delivery and performance of this Agreement has been duly and validly authorized by such Stockholder acting in a fiduciary, representative or corporate capacity (if applicable).  Assuming this Agreement has been duly and validly executed by a duly authorized officer of Purchaser, this Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against him in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application related to or affecting creditors’ rights and to general equity principles.

          2.2     No Violation.  The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (a) violate any provision of law, statute, rule or regulation to which he is subject, (b) violate any order, judgment or decree applicable to him, (c) violate, conflict with, or result in a breach or default under, or cause the termination of, any term or condition of any court order, trust document, will, agreement, document or other instrument to which he is a party or by which he or his properties may be bound, (d) require the consent of any other party to any of the items referred to above or (e) violate any of the governing documents of the Company.

          2.3     No Consent.  No authorization, consent or approval of, or any filing with, any public body or authority is necessary for the execution and delivery of this Agreement and consummation by such Stockholder of the transactions contemplated by this Agreement.

          2.4     Ownership.  Such Stockholder is the record and beneficial owner of, and, except as set forth on Exhibit A, owns good and marketable title to, the number of Shares set forth beside such Stockholder’s name and federal tax identification number or social security number on Exhibit A, free and clear of any and all liens, restrictions, claims, equities, charges, options, rights of first refusal, or encumbrances, with no defects of title whatsoever, except for such restrictions arising under applicable securities law and this Agreement.  Except as set forth on Exhibit A, such Stockholder owns no shares of capital stock of the Company or any other equity security of the Company or right of any kind to have any such equity security issued.  Such Stockholder has the exclusive right, power and authority to vote the Shares set forth on Exhibit A owned by such Stockholder, and with the exception of this Agreement, such Stockholder is not party to or bound by any agreements affecting or relating to such Stockholder’s right to transfer or vote the Shares owned by such Stockholder.  Such Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to any of his respective Shares.

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          2.5     Adequate Information.  Such Stockholder is a sophisticated party with respect to his Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the Shares and has independently and without reliance upon Purchaser and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement.  Such Stockholder acknowledges that Purchaser has not made and does not make any representation or warranty to such Stockholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES AND OF THE PURCHASER

          Purchaser represents and warrants to each Stockholder, as of the date hereof, that:

          3.1     Authorization.  Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  Purchaser has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the qualification however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application related to or affecting creditors’ rights and to general equity principles.

          3.2     No Violation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) require Purchaser to file or register with, or obtain any material permit, authorization, consent or approval of, any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity, other than such filings required under federal securities laws, or (b) violate, or cause a breach of or default under, any contract, agreement or understanding, any statute or law, or any judgment, decree, order, regulation or rule of any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity or any arbitration award binding upon Purchaser, except for such violations, breaches or defaults which are not reasonably likely to have a material adverse effect on Purchaser’s ability to satisfy its obligations under this Agreement.

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ARTICLE 4

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

          The respective representations and warranties of each Stockholder and Purchaser contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto, and each representation and warranty contained herein shall survive the closing of the transactions contemplated hereby until the expiration of the applicable statute of limitations, including extensions thereof.

ARTICLE 5

TERMINATION

          This Agreement shall terminate upon the approval by the stockholders of the Company of an amendment to the Company’s Certificate of Incorporation that increases the number of authorized shares of Common Stock to a number that permits the reservation by the Company, pursuant to the terms of the Company’s Certificate of Incorporation, as amended, of a sufficient number of shares of Common Stock to permit the conversion of all shares of Series D Preferred Stock held by Purchaser as of the date of the meeting at which such amendment was approved (such date of termination of this Agreement being referred to herein as the “Termination Date”).  At the Termination Date, this Agreement shall become void and be of no further force and effect, provided that nothing herein shall relieve any party from liability hereof for breaches of this Agreement prior to the Termination Date.

ARTICLE 6

MISCELLANEOUS

          6.1     Defined Terms.  All capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

          6.1     No Third Party Beneficiaries.  Nothing in this Agreement shall confer any rights or remedies upon any person other than the parties hereto.

          6.3     Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof.  The parties hereby agree that for purposes of this Agreement neither party has made to the other any representations, warranties or covenants or other disclosures other than those specifically contained in this Agreement.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

          6.4     Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Purchaser may freely assign its rights to a wholly-owned subsidiary of Purchaser (whether direct or indirect), to an affiliate of Purchaser, or to any or all of the limited partners and general partner of Purchaser, without such prior written approval but no such assignment shall relieve Purchaser of any of its obligations hereunder.

5

          6.5     Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          6.6     Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          6.7     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law thereof.

          6.8     Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

          6.9     Specific Performance.  Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the parties agrees that the other party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

          6.10     Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

          6.11     Fees and Expenses.  All costs and expenses incurred by the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

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          6.12     Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.12:

If to OvenWorks:	OvenWorks, LLLP
645 Madison Avenue
Suite 1500
New York, New York 10022
Telecopier: _________________
Attention: Richard E. Perlman

with a copy to:	Kilpatrick Stockton LLP
1100 Peachtree Street, NE, Suite 2800
Atlanta, Georgia 1017430309-4530
Telecopier: (404) 815-6555
Attention: Reinaldo Pascual

If to Grand Cheer:	At the address set forth on Exhibit A

with a copy to:	The Chrysler Building
405 Lexington Avenue, Suite 5002
New York, NY 10174, USA

Telecopier: (212) 808-5300
Attn: Mr. John zam pino

          6.13     Fiduciary Duties.  Notwithstanding anything in this Agreement to the contrary: (a) no Stockholder makes any agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of Shares, (b) if, during the Term, any Stockholder or any representative of any Stockholder is a member of the Company’s Board of Directors or an officer of the Company, nothing herein shall be construed to limit or affect any action or inaction by any such officer or director acting in such person’s capacity as a director or officer of the Company and solely in the exercise of his or her fiduciary duties and responsibilities in such capacity, and (c) no Stockholder shall have any liability to Purchaser or any of its affiliates under this Agreement or otherwise as a result of any action or inaction by any Stockholder, or any officer, partner, member or employee, as applicable, of any Stockholder serving on the Company’s Board of Directors acting in such person’s capacity as a director or officer of the Company and solely in the exercise of his or her fiduciary duties and responsibilities in such capacity.

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          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

OVENWORKS, LLLP

By:	Oven Management, Inc.,
its general partner

	By:	/s/ Richard E. Perlman

Richard E. Perlman President

STOCKHOLDERS:

/s/ Jeffrey B. Bogatin

Jeffrey B. Bogatin

/s/ Donald J. Gogel

Donald J. Gogal

EXHIBIT A

Stockholder/Address	Social Security or Federal Tax ID Number	Shares

Jeffrey B. Bogatin		7,323,201*

Donald J. Gogel		2,230,020**

* All common stock, which includes 860,400 shares held by a charitable foundation. Does not include options cancelled pursuant to the Purchase Agreement.
** All common stock, which includes 83,000 shares held by a family trust and 396,825 shares exercisable pursuant to a warrant. Does not include options cancelled pursuant to the Purchase Agreement.

EXHIBIT B

IRREVOCABLE PROXY

          The undersigned stockholder of TurboChef Technologies, Inc., a Delaware corporation (the “Company”), hereby irrevocably, to the fullest extent permitted by law and subject to the Voting Agreement (defined below), appoints OvenWorks, LLLP, a Georgia limited liability limited partnership (the “Purchaser”), and the general partner thereof, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Proxy.  The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Proxy are listed on Exhibit A to the Voting Agreement of even date herewith by and between Purchaser and the undersigned stockholder  (“Voting Agreement”).  Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Termination Date (as defined below).

          This Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to the Voting Agreement, and is granted in consideration of Purchaser entering into that certain Stock Purchase Agreement (the “Purchase Agreement”), by and between Purchaser and the Company.  As used herein, the term “Termination Date” shall mean the date of approval by the stockholders of the Company of an amendment to the Company’s Certificate of Incorporation that increases the number of authorized shares of Common Stock to a number that permits the reservation by the Company, pursuant to the terms of the Company’s Certificate of Incorporation, as amended, of a sufficient number of shares of Common Stock to permit the conversion of all shares of Series D Preferred Stock held by Purchaser.

          The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Termination Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting (a) in favor of approval of the Purchase Agreement, the transactions contemplated thereby, any other matter necessary for the consummation of the transactions contemplated thereby and considered and voted upon by the stockholders of the Company at any such meeting of stockholders or in such written consent; (b) against approval of any proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Purchase Agreement or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Company under the Purchase Agreement or of the undersigned under the Voting Agreement; and (c) in favor of any amendment to the Certificate of Incorporation of the Company to increase the number of shares of Common Stock authorized thereunder.

          The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above.  The undersigned stockholder may vote the Shares on all other matters.  Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

          This Proxy shall terminate, and be of no further force and effect, automatically upon the Termination Date.

Dated: October _____, 2003
Name:

EXHIBIT 4

VOTING AGREEMENT

          THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) dated as of October 28, 2003, is made and entered into among OVENWORKS, LLLP, a Georgia limited liability limited partnership (“OvenWorks”) and GRAND CHEER COMPANY LIMITED, a British Virgin Islands Corporation (“Grand Cheer”).

W I T N E S S E T H:

          WHEREAS, as of the date hereof, Grand Cheer owns, beneficially and of record, and has the power to vote the number of shares of common stock, par value $.01 per share (the “Common Stock”), of TurboChef Technologies, Inc., a Delaware corporation (the “Company”) and preferred stock, par value $1.00 per share, of the Company (the “Preferred Stock”) set forth on Exhibit A hereto (all of such shares of Common Stock and Preferred Stock owned by Grand Cheer, together with any other shares of capital stock of the Company acquired by Grand Cheer, including shares of Common Stock or Preferred Stock acquired through the exercise of any stock option or warrant, after the date hereof and prior to the Termination Date (as hereinafter defined), being referred to herein collectively as the “Shares”);

          WHEREAS, OvenWorks and the Company have determined to enter into a Stock Purchase Agreement (the “Purchase Agreement”), which will provide for, among other things, the sale and issuance of an aggregate of up to 2,500,000 shares of Series D Preferred Stock of the Company, par value $1.00 per share, on the terms and conditions contained in the Purchase Agreement;

          WHEREAS, the Company and Grand Cheer are parties to that certain Settlement and Release Agreement, dated as of even date herewith (the “Settlement Agreement”), pursuant to which, among other things, the Company and Grand Cheer settled certain matters relating to that certain Promissory Note, dated July 15, 2002, in the amount of One Million Dollars ($1,000,000.00) payable to Grand Cheer; and

          WHEREAS, pursuant to the terms of the Settlement Agreement, Grand Cheer has agreed to enter into this Agreement.

          NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1

CERTAIN COVENANTS

          1.1     Grant of Proxy; Voting Agreement.

                    (a)     Grand Cheer hereby revokes, or has previously revoked, all prior proxies, voting agreements or powers-of-attorney given or entered into with respect to any of its Shares, and hereby irrevocably (to the fullest extent permitted by law) constitutes and appoints OvenWorks, or any designee of OvenWorks, as its true and lawful proxy and attorney-in-fact, for and in its name, place and stead, to vote its Shares at any time during the period from the date of this Agreement to the Termination Date (such period being referred to herein as the “Term”), at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or postponements thereof, or pursuant to any written consent in lieu of a meeting or otherwise, in the following manner:

(i)

in favor of approval of the Purchase Agreement, the transactions contemplated thereby, any other matter necessary for the consummation of the transactions contemplated thereby and considered and voted upon by the stockholders of the Company at any such meeting of stockholders or in such written consent;

(ii)

against approval of any proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Purchase Agreement or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement, or of Grand Cheer under this Agreement; and

(iii)	in favor of any amendment to the Certificate of Incorporation of the Company to increase the number of shares of Common Stock authorized thereunder.

                    (b)     Concurrently with the execution of this Agreement, Grand Cheer has delivered to OvenWorks a proxy in the form attached hereto as Exhibit B (the “Proxy”), which shall be irrevocable to the fullest extent permissible by applicable law, with respect to its Shares.

                    (c)     Notwithstanding the foregoing grant to OvenWorks of the irrevocable proxy, if OvenWorks elects not to exercise its rights to vote any of the Shares pursuant to the irrevocable proxy, Grand Cheer agrees to vote its Shares during the Term as indicated in Section 1.1(a) at any annual, special or other meeting of the stockholders of the Company and at any adjournment or postponements thereof, or pursuant to any written consent in lieu of a meeting or otherwise.

                    (d)     Grand Cheer agrees that its irrevocable proxy and all other power and authority intended to be conferred by Section 1.1(a) are coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of Grand Cheer or by the occurrence of any event or events except as provided herein.

                    (e)     The irrevocable proxies shall not be affected by the dissolution of Grand Cheer, and shall be binding upon its successors and assigns.

          1.2     Public Announcement.  Grand Cheer shall consult with OvenWorks before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein, and shall not issue any such press release or make any such public statement without the prior consent of OvenWorks, except as may be required by applicable law.

          1.3     Further Assurances.  Grand Cheer agrees that, from time to time, at OvenWorks’ reasonable request, it shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in OvenWorks the power to carry out and give effect to the provisions of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF GRAND CHEER

          Grand Cheer represents and warrants to OvenWorks, as of the date hereof, as follows:

          2.1     Authorization.  Grand Cheer has the requisite power and authority to enter into and deliver this Agreement and to fully perform the obligations required to be performed by it hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Grand Cheer, and this Agreement has been duly executed by it.  The execution, delivery and performance of this Agreement has been duly and validly authorized by Grand Cheer.  Assuming this Agreement has been duly and validly executed by a duly authorized officer of the general partner of OvenWorks, this Agreement constitutes the legal, valid and binding obligation of Grand Cheer, enforceable against it in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application related to or affecting creditors’ rights and to general equity principles.

          2.2     No Violation.  The execution, delivery and performance by Grand Cheer of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (a) violate any provision of law, statute, rule or regulation to which it is subject, (b) violate any order, judgment or decree applicable to it, (c) violate, conflict with, or result in a breach or default under, or cause the termination of, any term or condition of any court order, trust document, will, agreement, document or other instrument to which it is a party or by which it or its properties may be bound, (d) require the consent of any other party to any of the items referred to above or (e) violate any of its governing documents.

          2.3     No Consent.  No authorization, consent or approval of, or any filing with, any public body or authority is necessary for the execution and delivery of this Agreement and consummation by Grand Cheer of the transactions contemplated by this Agreement.

          2.4     Ownership.  Grand Cheer is the record and beneficial owner of, and, except as set forth on Exhibit A, owns good and marketable title to, the number of Shares set forth on Exhibit A, free and clear of any and all liens, restrictions, claims, equities, charges, options, rights of first refusal, or encumbrances, with no defects of title whatsoever, except for such restrictions arising under applicable securities law and this Agreement.  Except as set forth on Exhibit A, Grand Cheer owns no shares of capital stock of the Company or any other equity security of the Company or right of any kind to have any such equity security issued.  Grand Cheer has the exclusive right, power and authority to vote the Shares set forth on Exhibit A, and with the exception of this Agreement, Grand Cheer is not party to or bound by any agreements affecting or relating to Grand Cheer’s right to transfer or vote the Shares.  Grand Cheer has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to any of its Shares.

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          2.5     Adequate Information.  Grand Cheer is a sophisticated party with respect to its Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the Shares and has independently and without reliance upon OvenWorks and based on such information as Grand Cheer has deemed appropriate, made its own analysis and decision to enter into this Agreement.  Grand Cheer acknowledges that OvenWorks has not made and does not make any representation or warranty to Grand Cheer, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES AND OF OVENWORKS

          OvenWorks represents and warrants to Grand Cheer, as of the date hereof, that:

          3.1     Authorization.  OvenWorks has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  OvenWorks has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of OvenWorks, enforceable against it in accordance with its terms, subject to the qualification however, that enforcement of the rights and remedies created hereby is subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general application related to or affecting creditors’ rights and to general equity principles.

          3.2     No Violation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) require OvenWorks to file or register with, or obtain any material permit, authorization, consent or approval of, any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity, other than such filings required under federal securities laws, or (b) violate, or cause a breach of or default under, any contract, agreement or understanding, any statute or law, or any judgment, decree, order, regulation or rule of any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity or any arbitration award binding upon OvenWorks, except for such violations, breaches or defaults which are not reasonably likely to have a material adverse effect on OvenWorks’ ability to satisfy its obligations under this Agreement.

ARTICLE 4

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

          The representations and warranties of Grand Cheer and OvenWorks contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto, and each representation and warranty contained herein shall survive the closing of the transactions contemplated hereby until the expiration of the applicable statute of limitations, including extensions thereof.

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ARTICLE 5

TERMINATION

          This Agreement shall terminate upon the approval by the stockholders of the Company of an amendment to the Company’s Certificate of Incorporation that increases the number of authorized shares of Common Stock to a number that permits the reservation by the Company, pursuant to the terms of the Company’s Certificate of Incorporation, as amended, of a sufficient number of shares of Common Stock to permit the conversion of all shares of Series D Preferred Stock held by OvenWorks as of the date of the meeting at which such amendment was approved (such date of termination of this Agreement being referred to herein as the “Termination Date”).  At the Termination Date, this Agreement shall become void and be of no further force and effect, provided that nothing herein shall relieve any party from liability hereof for breaches of this Agreement prior to the Termination Date.

ARTICLE 6

MISCELLANEOUS

          6.1     Defined Terms.  All capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

          6.1     No Third Party Beneficiaries.  Nothing in this Agreement shall confer any rights or remedies upon any person other than the parties hereto.

          6.3     Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof.  The parties hereby agree that for purposes of this Agreement neither party has made to the other any representations, warranties or covenants or other disclosures other than those specifically contained in this Agreement.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

          6.4     Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that OvenWorks may freely assign its rights to a wholly-owned subsidiary of OvenWorks (whether direct or indirect), to an affiliate of OvenWorks, or to any or all of the limited partners and general partner of OvenWorks, without such prior written approval but no such assignment shall relieve OvenWorks of any of its obligations hereunder.

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          6.5     Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  Signatures transmitted by facsimile shall be binding.

          6.6     Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          6.7     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law thereof.

          6.8     Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

          6.9     Specific Performance.  Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the parties agrees that the other party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

          6.10     Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

          6.11     Fees and Expenses.  All costs and expenses incurred by the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          6.12     Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.12:

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          6.13     Fiduciary Duties.  Notwithstanding anything in this Agreement to the contrary: (a) Grand Cheer makes any agreement or understanding herein in any capacity other than in its capacity as a record holder and beneficial owner of Shares, (b) if, during the Term, Grand Cheer or any representative of Grand Cheer is a member of the Company’s Board of Directors or an officer of the Company, nothing herein shall be construed to limit or affect any action or inaction by any such officer or director acting in such person’s capacity as a director or officer of the Company and solely in the exercise of his or her fiduciary duties and responsibilities in such capacity, and (c) Grand Cheer shall have no liability to OvenWorks or any of its affiliates under this Agreement or otherwise as a result of any action or inaction by Grand Cheer, or any officer, partner, member or employee, as applicable, of Grand Cheer serving on the Company’s Board of Directors acting in such person’s capacity as a director or officer of the Company and solely in the exercise of his, her or its fiduciary duties and responsibilities in such capacity.

[signatures on following page]

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          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

OVENWORKS, LLLP

By:	Oven Management, Inc.,
its general partner

	By:	/s/ Richard E. Perlman

Richard E. Perlman President

GRAND CHEER COMPANY LIMITED

For and on behalf of S.B. VANWALL LTD.

S.B. VANWALL LTD.
Director

EXHIBIT A

Name and Address	Social Security or Federal Tax ID Number	Shares

Grand Cheer Company Limited		3,901,762*
Trident Chambers
P.O. Box 146, Road Town
Tortola, British Virgin Islands

*	Includes 800,000 shares of common stock issuable upon exercise of a warrant which was issued to Grand Cheer on March 19, 2001 and amended on October 28, 2003

EXHIBIT B

IRREVOCABLE PROXY

          The undersigned stockholder of TurboChef Technologies, Inc., a Delaware corporation (the “Company”), hereby irrevocably, to the fullest extent permitted by law and subject to the Voting Agreement (defined below), appoints OvenWorks, LLLP, a Georgia limited liability limited partnership (“OvenWorks”), and the general partner thereof, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Proxy.  The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Proxy are listed on Exhibit A to the Voting Agreement of even date herewith by and between Purchaser and the undersigned stockholder  (“Voting Agreement”).  Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Termination Date (as defined below).

          This Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to the Voting Agreement, and is granted in consideration of and in connection with the terms of that certain Settlement and Release Agreement by and between OvenWorks and the undersigned (the “Settlement Agreement”), and in connection with that certain Stock Purchase Agreement for the purchase of Series D Preferred Stock of the Company to be entered into by and between the Company and OvenWorks (the “Purchase Agreement”).  As used herein, the term “Termination Date” shall mean the date of approval by the stockholders of the Company of an amendment to the Company’s Certificate of Incorporation that increases the number of authorized shares of Common Stock to a number that permits the reservation by the Company, pursuant to the terms of the Company’s Certificate of Incorporation, as amended, of a sufficient number of shares of Common Stock to permit the conversion of all shares of Series D Preferred Stock held by OvenWorks.

          The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Termination Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting (a) in favor of approval of the Purchase Agreement, the transactions contemplated thereby, any other matter necessary for the consummation of the transactions contemplated thereby and considered and voted upon by the stockholders of the Company at any such meeting of stockholders or in such written consent; (b) against approval of any proposal made in opposition to or in competition with the consummation of the transactions contemplated by the Purchase Agreement or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Company under the Purchase Agreement or of the undersigned under the Voting Agreement; and (c) in favor of any amendment to the Certificate of Incorporation of the Company to increase the number of shares of Common Stock authorized thereunder.

          The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above.  The undersigned stockholder may vote the Shares on all other matters.  Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

          This Proxy shall terminate, and be of no further force and effect, automatically upon the Termination Date.

Dated: October _____, 2003	GRAND CHEER COMPANY LIMITED

By:

Name:

Title:

EXHIBIT 5

TURBOCHEF TECHNOLOGIES, INC.

STOCKHOLDERS’ AGREEMENT

OCTOBER 28, 2003

TURBOCHEF TECHNOLOGIES, INC.

STOCKHOLDERS’ AGREEMENT

          THIS STOCKHOLDERS’ AGREEMENT (this “Agreement”),is entered into as of this 28 day of October, 2003, by and among TURBOCHEF TECHNOLOGIES, INC., a Delaware corporation (the “Company”), OVENWORKS, LLLP, a Georgia limited liability limited partnership (together with certain investors for which it acts as nominee, the “Purchaser”), JEFFREY B. BOGATIN, an individual resident of the State of New York (“Bogatin”), and DONALD J. GOGEL, an individual resident of the State of New York (“Gogel,” and together with Bogatin, the “Stockholders”).

RECITALS:

A.

The Company and Purchaser have entered into a Stock Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), pursuant to which the Company has agreed to sell and issue, and Purchaser has agreed to purchase, up to 2,500,000 shares of the Company’s Series D Preferred Stock, par value $1.00 per share (the “Series D Stock”).

B.	A condition to Purchaser’s obligations under the Purchase Agreement is that the Company, Purchaser and the Stockholders enter into this Agreement in order to:

	(1)	provide for rights of first refusal and other restrictions on sale pertaining to certain of the shares of Common Stock owned by the Stockholders;

(2)

provide for demand registration rights and piggy-back registration rights pertaining to the shares of Series D Stock (and the shares of Common Stock into which such shares of Series D Stock may be converted), and piggy-back registration rights pertaining to the shares of Common Stock owned by Bogatin; and

	(3)	address certain matters relating to the governance of the Company.

C.	The Company and the Stockholders each desire to induce Purchaser to purchase the Series D Stock pursuant to the Purchase Agreement by agreeing to the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINED TERMS

          As used in this Agreement, the following terms shall have the following respective meanings:

          “Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

          “Bogatin Holders” means Bogatin and any other Person to whom Shares have been transferred pursuant to and in compliance with the provisions of Section 2.3(b)(i) and Article V hereof.

          “Common Stock” means the Company’s common stock, par value $.01 per share.

          “Conversion Shares” means, as of any particular date, (a) the shares of Common Stock held by Series D Holders as a result of the conversion of any of the shares of Series D Stock pursuant to the Company’s Certificate of Incorporation, as amended, and any additional shares of Common Stock issued by virtue of such shares pursuant to any stock split, stock dividend, recapitalization or similar event, and (b) all shares of Common Stock issuable, but not actually issued, upon conversion of the then-outstanding shares of Series D Stock and upon conversion of any additional shares of Series D Stock issued by virtue of such shares pursuant to any stock split, stock dividend, recapitalization or similar event.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended.

          “Gross-Up Shares” means, with respect to either Stockholder, a number of shares equal to forty percent (40%) of the total number of Shares issued to such Stockholder pursuant to the terms of (a) that certain Confidentiality and Non-Competition Agreement, dated as of even date herewith, between the Company and the Stockholder, and (b) that certain Resignation and Release, dated as of even date herewith, between the Company and the Stockholder.

          “Permitted Transferee” means, with respect to either Stockholder, (a) such Stockholder’s spouse, ancestors, lineal descendants, adopted children, any spouse of any such lineal descendant or adopted child, and any trust created and existing solely for the benefit of any such person or persons, and (b) upon the death of such Stockholder, such Stockholder’s estate, administrator, executor, heirs, and devisees.

          “Person” means an individual, sole proprietorship, partnership, corporation, association, institution, joint stock company, limited liability company, trust, joint venture, unincorporated organization or any other legal entity.

          “Registrable Securities” means, as of any particular date, (a) the shares of Common Stock held by Series D Holders as a result of the conversion of any of the shares of Series D Stock pursuant to the Company’s Certificate of Incorporation, as amended, and any additional shares of Common Stock issued by virtue of such shares pursuant to any stock split, stock dividend, recapitalization or similar event (b) all shares of Series D Stock held by Series D Holders, and (c) all additional shares of Series D Stock or Common Stock held by Series D Holders as a result of any stock split, stock dividend, recapitalization or similar event.

          “Registration Expenses” means all expenses incurred by the Company in complying with Section 3.1, Section 3.2 and Section 3.3 hereof, including, without limitation, all registration and filing fees; printing expenses; fees and disbursements of counsel for the Company; reasonable fees and expenses of a single counsel for the selling stockholders; state “blue sky” fees and expenses; and accountants’ expenses, including without limitation any special audits incident to or required by any such registration; but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company, and excluding also any additional disbursements of counsel for the Series D Holders or Bogatin Holders, which shall be paid by the Series D Holders and Bogatin Holders.

          “SEC” means the Securities and Exchange Commission, or any successor organization.

          “Securities” means all shares of capital stock of the Company, including, but not limited to, the Common Stock, any series of the Company’s Preferred Stock, par value $1.00 per share, and any right, option, warrant or other agreement for the purchase or acquisition from the Company of, or otherwise convertible into, any shares of its capital stock.

          “Securities Act” means the Securities Act of 1933, as amended.

          “Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities, Conversion Shares or Shares being sold by the Series D Holders or Bogatin Holders.

          “Series D Holders” means the Purchaser and any other Person holding Registrable Securities or Conversion Shares to whom registration rights have been transferred pursuant to Section 3.9 hereof.

          “Shares” means all Securities now owned or being acquired in connection with the transactions contemplated by the Purchase Agreement by either Stockholder.

ARTICLE II

RESTRICTIONS ON TRANSFER

2.1	Lock-Up.

(a)

Except as permitted under Section 2.3, for a period beginning on the date hereof and ending eighteen (18) months from the date hereof (such period of time being referred to as the “Lock-Up Period”), without the prior written consent of the Company and Purchaser, which may be withheld in their absolute respective discretion, no Stockholder may sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale or maintain any short position, establish or maintain a “put equivalent position” (within the meaning of Rule 16-a-1(h) under the Exchange Act), enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of his respective Shares, or otherwise dispose of any Shares (any such action, a “Transfer”).

(b)

In connection with the restrictions set forth in Section 2.1(a), each Stockholder hereby authorizes the Company and its transfer agent, if any, to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of the Company during the Lock-Up Period with respect to the Shares that are subject to Section 2.1(a) for which such Stockholder is the record holder and, in the case of any such Shares for which the Stockholder is the beneficial but not the record holder, agrees to cause the record holder to authorize the Company and its transfer agent, if any, to decline to transfer and/or to note stop transfer restrictions on such books and records with respect to such Shares.

2.2	Right of First Refusal.

(a)

Following the expiration of the Lock-Up Period, until such time as the outstanding shares of Series D Stock and the shares of Common Stock outstanding as a result of the conversion of Series D Stock represent, on a fully-diluted, as converted basis, less than twenty five percent (25%) of the outstanding capital stock of the Company, if a Stockholder proposes to sell, pledge, or otherwise transfer any of his Shares to any Person, other than pursuant to the provisions of Section 2.3, then he shall first give simultaneous written notice to the Company and Purchaser (such written notice being referred to as the “Transfer Notice”) that (i) sets forth the number of Shares he proposes to sell (the “Offered Shares”), (ii) sets forth the name and address of the proposed purchaser (the “Proposed Purchaser”)), (iii) sets forth the price and other terms of the proposed sale, and (iv) includes a copy of the bona fide written offer received by such Stockholder from the Proposed Purchaser.

(b)

The Transfer Notice shall constitute an offer (the “Offer”) by the Stockholder to sell the Offered Shares (i) first, to the Company, and (ii) if the Company does not elect to purchase all the Offered Shares, then to the Purchaser, in each case, at the price and on the terms offered to the Stockholder by the Proposed Purchaser.  If the proposed sale is for other than cash, then the price per share shall be deemed to be the fair market value per share, as determined by the Company’s Board of Directors, of the consideration offered by the Proposed Purchaser.

(c)

The Company and the Purchaser shall have twenty (20) days from the date they receive the Offer in which to agree to purchase all of the Offered Shares by so notifying the Stockholder, and each other, in writing.  In accordance with the provisions of Section 2.2(b), if, pursuant to its written notice to the Stockholder, the Company does not elect to purchase all of the Offered Shares, then Purchaser may, pursuant to its written notice to the Stockholder, elect to purchase such Offered Shares.

(d)

If the Offer is accepted with respect to all the Offered Shares in accordance with Section 2.2(c), the closing of the purchase and sale of the Offered Shares shall be held at the principal office of the Company on the date and at the time set forth in the written notice given by the Company to the Stockholder and Purchaser, if the Company elects to purchase the Offered Shares, or the written notice given by the Purchaser to the Stockholder and the Company, if the Purchaser elects to purchase the Offered Shares.  The Company or the Purchaser, as applicable, shall deliver to the Stockholder at the closing the full purchase price payable for the Offered Shares by means of a cashier’s check, certified check, or wire transfer and documents containing such acknowledgments, representations, and agreements that counsel for the Company may reasonably require in order for the transfer to comply with applicable federal and state securities laws.  The Stockholder shall deliver to the purchasers certificates representing the Offered Shares, if any, duly endorsed in blank for transfer or with duly executed blank stock powers attached, together with such other documents as may be necessary or appropriate, in the reasonable opinion of counsel for the purchasers, to effectuate the transfer to the Company or Purchaser, as applicable.

(e)

If the Offer is not accepted by the Company or Purchaser within twenty (20) days of the date that the Transfer Notice is delivered to the Company and Purchaser pursuant to Section 2.2(a), the Stockholder shall be free to sell all, but not less than all, of the Offered Shares, provided, however, that (i) such sale by the Stockholder must be made to the Proposed Purchaser in strict compliance with the terms of the proposed disposition described in the Transfer Notice, (ii) such sale must be consummated within ninety (90) days after the date that the Transfer Notice is delivered to the Company and Purchaser pursuant to Section 2.2(a), and (iii) such sale shall comply with all applicable federal and state securities laws.  If the Offered Shares are not so sold to the Proposed Purchaser prior to the expiration of such ninety (90) day period, the Offered Shares shall again be subject to the provisions of this Agreement as though the Offer had not previously been made.

2.3	Permitted Transfers.

(a)

The provisions of Section 2.1 and Section 2.2 shall not apply to the Gross-Up Shares, or to any sale of Shares to the public pursuant to a registration statement filed with, and declared effective by the SEC under the Securities Act.

	(b)	Notwithstanding the restrictions set forth in Section 2.1 or Section 2.2:

		(i)	either Stockholder shall be permitted to transfer Shares to a Permitted Transferee in accordance with Article V;

(ii)

Bogatin shall be permitted to sell, on a monthly basis, a number of Shares not to exceed fifteen percent (15%) of the average daily reported volume of trading in the Company’s Common Stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the prior month.  Any transfers of Shares received by Persons from Bogatin or his Affiliates shall be aggregated for the purposes of calculating the transfer limitations pursuant to this Section 2.3(b)(ii); and

(iii)

Gogel shall be permitted to sell, on a monthly basis, a number of Shares not to exceed five percent (5%) of the average daily reported volume of trading in the Company’s Common Stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the prior month.  Any transfers of Shares received by Persons from Gogel or his Affiliates shall be aggregated for the purposes of calculating the transfer limitations pursuant to this Section 2.3(b)(iii).

(c)

The provisions of Section 2.2 shall not apply to any transfer or sale effected on any national securities exchange or through any automated quotation system on or pursuant to which the Common Stock is listed or otherwise traded at the time of such transfer or sale.

2.4

Securities Law Compliance; Reporting Obligations.  Each Stockholder covenants to comply with (a) all applicable restrictions on transfer set forth in the Exchange Act, the Securities Act, and all rules promulgated thereunder, including but not limited to Rule 144 promulgated under the Securities Act, and (b) the applicable reporting obligations under Section 13 of the Exchange Act and the rules promulgated thereunder.  In addition, each Stockholder covenants that he will deliver to the Company a copy of all beneficial ownership reports that are required to be filed pursuant to Section 13 of the Exchange Act and the rules promulgated thereunder in accordance with the notice provisions herein, within three (3) business days of the date of the filing of such report with the SEC.

ARTICLE III

REGISTRATION RIGHTS

3.1	Demand Registration Rights.

(a)

Subject to the conditions of Section 3.1(b) below, from and after the date hereof, the Series D Holders may make two (2) demands on the Company to register all or a portion of the Registrable Securities on Form S-1 or such other form that may be available to the Company (each such registration being referred to as a “Demand Registration”).

(b)

If the Company receives from Series D Holders representing at least twenty percent (20%) of the Registrable Securities, a written request that the Company effect a Demand Registration with respect to all or a part of the Registrable Securities, the Company shall:

		(i)	promptly give written notice of the proposed registration to all other Series D Holders; and

(ii)

as soon as practicable, use its best efforts to effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws, and appropriate compliance with applicable regulations issued under the Securities Act) as may be so requested and as would permit or facilitate the sale and distribution of such portion of such Registrable Securities as is specified in such request, together with such portion of the Registrable Securities of all other Series D Holders joining in such request as is specified in a written request given within twenty (20) days after receipt of such written notice from the Company; provided, however, that if the Company shall furnish to each such Series D Holder a certificate signed by the President of the Company stating that in the good-faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right, exercisable not more than once during any twelve (12) month period, to defer such filing ninety (90) days after receipt of the initial request of such Series D Holders.

(c)

If the Series D Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 3.1(b), and the Company shall include such information in the written notice referred to in Section 3.1(b)(i) hereof.  The right of any Series D Holder to registration pursuant to this Section 3.1 shall be conditioned upon such Series D Holder’s participation in such underwriting and the inclusion of such Series D Holder’s Registrable Securities in the underwriting to the extent provided herein.  The Company shall (together with each such participating Series D Holder) enter into an underwriting agreement in customary form and containing customary terms reasonably acceptable to the participating Series D Holders, with the representative of the underwriter or underwriters selected for such underwriting by the Company and reasonably acceptable to the participating Series D Holders; provided, however, that if the Company has not selected an underwriter reasonably acceptable to the participating Series D Holders within thirty (30) days after the Company’s receipt of the request for registration from such Series D Holders, then such participating Series D Holders may select an underwriter reasonably acceptable to the Company in connection with such registration.  Notwithstanding any other provision of this Section 3.1, if the underwriter representative advises such Series D Holders in writing that marketing factors require a limitation of the number of Registrable Securities to be underwritten, such number of Registrable Securities shall be excluded from such registration, pro rata, to the extent so required by such limitation.  If any participating Series D Holder disapproves of the terms of the underwriting, he, she or it may elect to withdraw therefrom by written notice to the Company, the underwriter and the other participating Series D Holders.  The Securities so withdrawn shall also be withdrawn from registration.

3.2	Company Registration.

(a)

If the Company shall determine to register any of its securities in connection with the public offering of such securities solely for cash on a form that would permit the registration of the Conversion Shares or the Shares held by the Bogatin Holders or the Company files a Demand Registration pursuant to Section 3.1 or registration statement on Form S-3 pursuant to Section 3.3, the Company shall promptly give to each Series D Holder and Bogatin Holder written notice of such proposed registration (each such registration being referred to herein as a “Piggyback Registration”), which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws.  The Company shall include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein:

(i)

all the Conversion Shares specified in a written request, or requests, made by the Series D Holders within twenty (20) days after receipt of such written notice from the Company, subject to the underwriter limitations, if any, described in Section 3.2(d) hereof; provided, however, that, in the case of a Piggyback Registration, the number of Conversion Shares that any Series D Holder may include in any such registration shall not exceed the product of (A) the total number of Conversion Shares then held by such Series D Holder multiplied by (B) a fraction, the numerator of which is the total number of Conversion Shares then held by the Series D Holder and the denominator of which is (x) the total number of Shares then held by the Bogatin Holders plus (y) the total number of Conversion Shares then held by all Series D Holders; and provided, further, that no Conversion Shares shall be included in any registration under this Agreement unless such Conversion Shares shall have been first converted to Common Stock, if necessary; and

(ii)

all the Shares specified in a written request, or requests, made by the Bogatin Holders within twenty (20) days after receipt of such written notice from the Company, subject to the underwriter limitations, if any, described in Section 3.2(d) hereof; provided, however, (A) in the case of a Piggyback Registration, that the number of Shares that any Bogatin Holder may include in any such registration shall not exceed the product of (X) the total number of Shares then held by such Bogatin Holder multiplied by (Y) a fraction, the numerator of which is the total number of Shares then held by such Bogatin Holder and the denominator of which is (I) the total number of Shares then held by all Bogatin Holders plus (II) the total number of Conversion Shares then held by all Series D Holder and (B) in the case of a Demand Registration or a registration statement filed on Form S-3 in accordance with Section 3.3 after all Conversion Shares required to be included under Section 3.1 or Section 3.3 are included, the number of Shares that any Bogatin Holder may include in any registration shall not exceed (x) the total number of Shares then held by such Bogatin Holder multiplied by (y) a fraction, the number of which is the total number of Shares held by such Bogatin Holder and the denominator of which is the total number of Shares held by all Bogatin Holders plus the total number of shares of Common Stock requested to be included by all other selling securityholders (other than Series D Holders) which have the right to be included in such registration statement; and provided, further, that no Shares shall be included in any registration under this Agreement unless such Shares shall have been first exercised for, or otherwise converted to, Common Stock, if necessary.

The Company shall have the right to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 3.2 without any obligation or liability to the Series D Holders or the Bogatin Holders.

(b)

Subject to the underwriter limitations, if any, described in Section 3.2(d) below, the Series D Holders and the Bogatin Holders shall be entitled to have their respective Conversion Shares and Shares included in an unlimited number of Piggyback Registrations pursuant to this Section 3.2.

(c)

If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to Section 3.1, or pursuant to this Section 3.2, and if such previous registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-4, Form S-8 or any respective successor forms) until a period of one hundred eighty (180) days has elapsed from the effective date of such a previous registration.

(d)

If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Series D Holders and Bogatin Holders as a part of the written notice given pursuant to Section 3.2(a) hereof.  In such event the respective rights of the Series D Holders and Bogatin Holders to registration pursuant to Section 3.2(a) shall be conditioned upon their participation in such underwriting and the inclusion of their Conversion Shares or Shares, as applicable, in the underwriting to the extent provided herein.  If any Series D Holder or Bogatin Holder proposes to distribute his, her or its Conversion Shares or Shares, respectively, through such underwriting (together with the Company) he, she or it shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company.  Notwithstanding any other provision of this Section 3.2, if the underwriter reasonably determines that marketing factors require a limitation on the number of shares to be underwritten, the number of shares that may be included in the registration shall be allocated among the Series D Holders and Bogatin Holders, as nearly as practicable, to the respective amounts of Conversion Shares and Shares that each Series D Holder and Bogatin Holder had requested to be included, and which were otherwise includable, in such registration.  The Company shall advise the Series D Holders and Bogatin Holders as to the number of Conversion Shares and Shares that may be included in the registration and underwriting as allocated in the foregoing manner.  No such reduction shall be made with respect to securities offered by the Company for its own account.  If any Series D Holder or Bogatin Holder disapproves of the terms of any such underwriting, he, she or it may elect to withdraw therefrom by written notice to the Company and the underwriter.  Any Conversion Shares or Shares so excluded or withdrawn from such underwriting shall also be withdrawn from such registration.

3.3

Form S-3 Registration.  If, at a time when Form S-3 (or any comparable successor form) is available for the registration of Registrable Securities and the Company is eligible to use Form S-3 (or such successor form) for such registration, the Company shall receive from the Series D Holders a written request that the Company effect a registration on Form S-3 (or such successor form) of any of the Registrable Securities, the Company will promptly give written notice of the proposed registration to all other Series D Holders and, as soon as practicable, effect such registration and all such related qualifications and compliances as may be reasonably requested and as would permit or facilitate the sale and distribution of all Registered Securities as are specified in such request and any written requests of other Series D Holders given within twenty (20) days after receipt of such notice..  The rights of the Purchaser to request registration under this Section 3.3 shall be in addition to all other registration rights in this Agreement.

3.4

Expenses of Registration.  All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 3.1, Section 3.2 or Section 3.3 of this Agreement shall be borne by the Company; and each participating Series D Holder and Bogatin Holder shall bear his, her or its respective Selling Expenses; provided, however, that if any jurisdiction in which such securities shall be qualified shall require that expenses incurred in connection with the qualification of the securities in that jurisdiction be borne by the Series D Holders or Bogatin Holders, then each participating Series D Holder and Bogatin Holder shall bear his, her or its respective portion of such expenses.

3.5

Registration Procedures.  In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep the Series D Holders, to the extent that any Registrable Securities or Conversion Shares are included in such registration, and the Bogatin Holders, to the extent that any Shares are included in such registration, advised in writing as to the initiation of each registration and as to the completion thereof.  At its expense the Company shall use its best efforts to:

(a)

keep such registration effective for a period of one hundred eighty (180) days or until the participating Series D Holders and Bogatin Holders, as applicable, have completed the distribution described in the registration statement relating thereto, whichever first occurs; and

	(b)	furnish such number of prospectuses and other documents incident thereto as the participating Series D Holders or Bogatin Holders, as applicable, from time to time may reasonably request.

3.6	Indemnification.

(a)

With respect to the Series D Holders and Bogatin Holders, if any of their respective Registrable Securities, Conversion Shares or Shares have been registered or qualified pursuant to this Agreement, the Company shall indemnify the Series D Holders and Bogatin Holders, and each of the officers, directors and partners of each Series D Holder and each Bogatin Holder, each Person controlling (as defined in Section 3.6(e) below) each Series D Holder and each Bogatin Holder, each of such controlling person’s officers, directors and partners, and shall also indemnify each underwriter, if any, and each Person who controls any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which such statements were made, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and shall reimburse the Series D Holders and Bogatin Holders, and each of the officers, directors and partners of each Series D Holder and each Bogatin Holder, each Person controlling (as defined in Section 3.6(e) below) each Series D Holder and each Bogatin Holder, each of such controlling person’s officers, directors and partners, each such underwriter, and each Person who controls such underwriter, for any legal and other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based upon written information furnished to the Company in an instrument duly executed by a Series D Holder, a Bogatin Holder, the underwriter or any such other party seeking to be indemnified, where such information was provided specifically for use in such prospectus, offering circular or related document.

(b)

Each participating Series D Holder and Bogatin Holder shall, if securities held by him, her or it are included among the securities as to which a registration, qualification or compliance is being effected, severally and not jointly, indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company’s securities covered by such a registration statement, each Person who controls (as defined in Section 3.6(e) below) the Company, such underwriter, the Purchaser, and each of such controlling person’s officers, directors and partners, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which such statements were made, and shall reimburse the Company, its directors, officers, partners, underwriters and control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by any such Series D Holder or Bogatin Holder specifically for use therein; provided, however, that the respective obligations of any such Series D Holder or Bogatin Holder hereunder shall be limited to an amount equal to the respective net proceeds to such Series D Holder or Bogatin Holder of securities sold as contemplated herein.

(c)

Each party entitled to indemnification under this Section 3.6 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be withheld unreasonably), and the Indemnified Party may participate in such defense at such Indemnified Party’s expense.  The failure of any Indemnified Party to give notice as provided herein shall relieve the Indemnifying Party of its obligations under this Section 3.6 only if such failure is prejudicial to the ability of the Indemnifying Party to defend such action, and only then to the extent so prejudiced, and such failure shall in no event relieve the Indemnifying Party of any liability that he or it may have to any Indemnified Party otherwise than under this Section 3.6.  No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.

(d)

If the indemnification provided in Section 3.6(a) or Section 3.6(b)is unavailable for any reason, the Indemnifying Party agrees to contribute to the claims, losses, damages and liabilities of the Indemnified Party in the proportion appropriate to reflect (i) the relative benefits received by the Indemnified Party, on the one hand, and the Indemnifying Party, on the other hand, in connection with the transaction(s) from which such claims, losses, damages or liabilities arose, (ii) the relative fault of the Indemnifying Party, on the one hand, and the Indemnified Party, on the other, in connection with such claims, losses, damages or liabilities, and (iii) any other relevant equitable considerations.  The relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other hand, shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information, opportunity to correct or prevent the circumstances resulting in such claims, losses, damages or liabilities, and whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Indemnifying Party or other conduct by the Indemnifying Party (or its employees or other agents), on the one hand, or by the Indemnified Party, on the other hand; provided, however, that the respective obligations of any such Series D Holder or Bogatin Holder hereunder shall be limited to an amount equal to the respective net proceeds to such Series D Holder or Bogatin Holder of securities sold as contemplated herein.

	(e)	For purposes of this Section 3.6, the term “control” shall have the meaning assigned thereto under the Securities Act.

3.7

Information by the Purchaser and Bogatin.  Each Series D Holder and Bogatin Holder, with respect to any registration in which Securities held by him, her or it are included, shall furnish in writing to the Company such information regarding himself, herself or itself and the distribution proposed by him, her or it as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Agreement, and the Company shall not be required to include its or his respective securities in any such registration unless such information shall have been provided.

3.8

Limitations on Registration of Issues of Securities.  From and after the date of this Agreement, without the consent of the Purchaser, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company, giving such holder or prospective holder rights with respect to the registration of any securities of the Company.

3.9	Transfer of Registration Rights.

(a)

The rights to cause the Company to register Securities under Section 3.1, Section 3.2 and Section 3.3 hereof may be assigned by the Purchaser (a) to any beneficial owner of Registrable Securities or Conversion Shares for which the Purchaser acts as nominee, (b) to an assignee of Registrable Securities or Conversion Shares, or (c) upon distribution by the Purchaser or an assignee described in (b), which assignee is an entity, of any Securities to the direct or indirect beneficial owners of the securities of such entity (including direct or indirect general or limited partners thereof), together with the securities being transferred; provided, however, that in each case the Company is given written notice, at the time or within a reasonable time after said transfer, stating the name and address of said transferee and identifying the Securities with respect to which such registration rights are being assigned.  No such assignment shall be effective unless the transferee shall be required, as a condition to such transfer, to agree in writing that he or it will receive and hold such Securities subject to the provisions of this Agreement and unless the Company is given written notice at the time of the assignment or within a reasonable time after such assignment, stating the name and address of said transferee and identifying the securities that are being assigned.

(b)

The rights to cause the Company to register Securities under Section 3.2 hereof may be assigned by Bogatin to any Permitted Transferee to whom Shares are transferred pursuant to and in accordance with the provisions of Section 2.3(b)(i) and Article V; provided, however, that in each case the Company is given written notice, at the time or within a reasonable time after said transfer, stating the name and address of said transferee and identifying the Securities with respect to which such registration rights are being assigned.

ARTICLE IV

CORPORATE GOVERNANCE

4.1

Board Representation.  For so long as Bogatin owns at least five percent (5%) of the Company’s Common Stock (calculated on a fully-diluted, fully-converted basis), the Company hereby agrees to take such actions as are necessary, and each of the Stockholders and the Purchaser agrees to vote his or its Securities (and any other Securities over which he or it exercises voting control) and take such other actions as are necessary so as to elect and thereafter continue in office as a director of the Company one (1) individual designated by Bogatin (the “Bogatin Designee”); provided, however, that such individual (a) may not be Bogatin himself, (b) may not be a family member or an Affiliate of Bogatin, (c) must have appropriate background and experience to serve as a member of the Company’s Board of Directors, and (d) must be reasonably acceptable to the Company’s Board of Directors in its sole discretion.  The Company hereby agrees to take such actions as are necessary, and each of the Stockholders and the Purchaser agrees to vote his or its Securities (and any other Securities over which he or it exercises voting control) and take such other actions as are necessary or appropriate to ensure that any vacancy on the Board of Directors occurring by reason of the resignation or removal of the Bogatin Designee shall be filled in accordance with the provisions of this Section 4.1.

4.2

Covenants of the Company.  The Company agrees to use its best efforts to ensure that the rights granted under this Article IV are effective and that the parties hereto enjoy the benefits thereof.  Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the director as provided in Section 4.1.  The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all such actions as may be necessary or in order to protect the rights of the parties hereunder against impairment.

ARTICLE V

APPLICATION TO TRANSFEREES

5.1

Permitted Transferees.  The restrictions set forth in Section 2.1 and Section 2.2 shall not apply to any transfer by a Stockholder to a Permitted Transferee; provided, however, that any Permitted Transferee shall be subject to compliance with applicable securities laws and the terms of Section 5.2.  All Shares transferred by a Stockholder to a Permitted Transferee shall remain subject to the terms of this Agreement, and such transferee shall be treated as a “Stockholder” for purposes of this Agreement.

5.2

Written Agreement.  All transferees, including without limitation Permitted Transferees, of any Shares from any Stockholder, other than Shares transferred pursuant to the provisions of Section 2.2(e), Section 2.3(a), Section 2.3(b)(ii)-(iii), or Section 2.3(c), shall be required, and any Stockholder transferring such Shares to any such transferee shall require such transferee, as a condition of such transfer to agree in writing that they will receive and hold such Shares or interest therein subject to the provisions of this Agreement applicable to such Shares.  Any sale or transfer of any such Shares shall be void unless the provisions of this Section 5.2 are met.

ARTICLE VI

LEGENDS

6.1	Legend Requirement. All certificates representing any Shares subject to the provisions of this Agreement shall have endorsed thereon legends substantially as follows:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A STOCKHOLDERS’ AGREEMENT, TO WHICH THE REGISTERED HOLDER, OR HIS, HER OR ITS PREDECESSOR IN INTEREST, IS A PARTY, WHICH AGREEMENT PROVIDES FOR CERTAIN VOTING RIGHTS AND OBLIGATIONS OF SALE AND PURCHASE.  SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THIS COMPANY AND AFFECTS THE TRANSFERABILITY OF THE SHARES REPRESENTED BY THIS CERTIFICATE.

6.2

Removal of Legend.  The Company shall, upon request by either Stockholder in connection with any transfer permitted by Section 2.2(e) or Section 2.3 (other than pursuant to Section 2.3(b)(i)), take such action as is necessary to remove, or cause to be removed, from the certificate or certificates representing the Shares so transferred, the legend required by Section 6.1.

ARTICLE VII

MISCELLANEOUS

7.1

Transfers in Violation of this Agreement.  The Company shall not:  (a) transfer on its books any Shares that shall have been sold or transferred in violation of any of the provisions set forth in this Agreement; or (b) treat as owner of such Shares, or accord the right to vote as such owner, or pay dividends to, any transferee to whom any such Shares shall have been so transferred.

7.2

Term.  This Agreement shall terminate upon the earlier of:  (a) the written agreement of all parties hereto; (b) the dissolution or liquidation of the Company, or the voluntary filing of a petition in bankruptcy by the Company; (c) the passage of ten (10) years; (d) with respect to the Stockholders, the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Company’s Common Stock at an aggregate offering price of not less than Twenty Five Million Dollars ($25,000,000), which results in a post-offering market capitalization of the Company in excess of Three Hundred Million Dollars ($300,000,000) or (e) the closing of the Company’s sale of all or substantially all of its assets or the acquisition of the Company by another entity by means of merger or consolidation resulting in the exchange of at least fifty percent (50%) of the outstanding shares of the Company’s capital stock for securities or consideration issued, or caused to be issued, by the acquiring entity or its subsidiary.

7.3

Entire Agreement; Binding Effect.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants with respect to such subject matter, except as specifically set forth herein.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4

Governing Law.  This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among residents of Delaware made and to be performed entirely within the State of Delaware, and without regard to the conflicts of law principles as may otherwise be applicable.

7.5

Counterparts and Signature by Facsimile.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.6

Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery, delivery by recognized overnight courier (such as FedEx) or upon receipt of confirmation of delivery by facsimile, telecopy, or registered or certified mail, return receipt requested, postage prepaid, addressed:

to Purchaser or the Company:

OvenWorks, LLLP
645 Madison Avenue
Suite 1500
New York, New York 10022
Attn: Richard E. Perlman
Telephone: (212) 223-8633
Facsimile: (212) 888-8133

TurboChef Technologies, Inc.
10500 Metric Drive
Suite 128
Dallas, Texas 75243
Attn: Richard E. Perlman
Telephone: (214) 379-6000
Facsimile: (214) 340-8477

with a copy to:

Kilpatrick Stockton LLP
1100 Peachtree Street
Suite 2800
Atlanta, Georgia 30309
Attn: Reinaldo Pascual
Telephone: (404) 815-6500
Facsimile: (404) 815-6555

to the Stockholders:

Jeffrey B. Bogatin

Telephone:

Facsimile:

Donald J. Gogel

Telephone:

Facsimile:

with a copy to:

Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Attn: Brad L. Shiffman
Telephone: (212) 885-5442
Facsimile: (212) 885-5001

7.7

Severability.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall to the extent practicable be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7.8

Amendments; Waivers; Delays or Omissions.  No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by all parties hereto.  No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach, default or noncompliance of any other party hereto under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.  It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach, default or noncompliance under this Agreement or any waiver on any such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing and that all remedies, either under this Agreement or otherwise afforded to any such party, shall be cumulative and not alternative.

7.9

Attorneys’ Fees.  Should any litigation or arbitration be commenced between the parties hereto concerning this Agreement, the party prevailing in such litigation or arbitration shall be entitled, upon final judgment and expiration of all appeals, in addition to such other relief as may be granted, to a reasonable sum for attorneys’ fees and costs in such litigation or arbitration, which shall be determined by the court or arbitrator, as the case may be.

7.10

Further Documents and Actions.  The parties shall take such further actions and execute and deliver such further documents as may be necessary or convenient from time to time to more effectively carry out the intent and purposes of this Agreement and to establish and protect the rights and remedies created or intended to be created hereunder.

7.11	Timely Performance. Time is of the essence as to the performance of the obligations required of the respective parties under this Agreement.

[signatures on following page]

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

TurboChef Technologies, Inc.

By:	/s/ Jeffrey B. Bogatin

	Name:	Jeffrey B. Bogatin
	Title:	Chairman

PURCHASER:

OvenWorks, LLLP

By:	Oven Management, Inc., its general partner

	By:	/s/ Richard E. Perlman

Richard E. Perlman
President

STOCKHOLDERS:

/s/ Jeffrey B. Bogatin

Jeffrey B. Bogatin

/s/ Donald J. Gogel

Donald J. Gogel

EXHIBIT 6

CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES AND RIGHTS
OF THE
SERIES D CONVERTIBLE PREFERRED STOCK
OF
TURBOCHEF TECHNOLOGIES, INC.
(a Delaware corporation)

Pursuant to the provisions of Section 151(g)
of the General Corporation Law of the State of Delaware

          TURBOCHEF TECHNOLOGIES, INC., a corporation organized and validly existing under the General Corporation Law of the State of Delaware (the “Corporation”), desiring to set the designations, powers, preferences and rights of the authorized but unissued preferred stock of the Corporation under the provisions of and subject to the requirements of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that the following resolutions were duly adopted by the Board of Directors of the Corporation at a meeting held on October 24, 2003:

          WHEREAS, the Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on July 9, 1993;

          WHEREAS, the Certificate of Amendment to the Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on June 18, 1999 (the “Amended Certificate”), authorizes a class of stock designated as preferred stock (the “Preferred Stock”), comprising 5,000,000 shares, par value $1.00 per share, provides that such Preferred Stock may be issued from time to time in one or more series, and vests authority in the Board of Directors of the Corporation, within the limitations and restrictions stated in the Amended Certificate, to fix or alter the voting powers, designations, preferences and relative participating, optional or other special rights, rights and terms of redemption, the redemption price or prices and the liquidation preferences of any series of Preferred Stock within the limitations set forth in the General Corporation Law of the State of Delaware (the “DGCL”); and

          WHEREAS, it is the desire of the Board of Directors of the Corporation to designate one new series of Preferred Stock and to fix the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, as provided hereinafter;

          NOW, THEREFORE, BE IT HEREBY RESOLVED, that the Corporation does hereby designate two million five hundred thousand (2,500,000) shares of the authorized but unissued Preferred Stock as Series D Convertible Preferred Stock, par value $1.00 per share, and does hereby fix the powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions of the Series D Preferred Stock to be as follows:

SERIES D CONVERTIBLE PREFERRED STOCK

          1.          Designation and Number of Shares.  The shares of such series shall be designated as “Series D Convertible Preferred Stock”, and the number of shares constituting such series shall be two million five hundred thousand (2,500,000), par value $1.00 per share (such shares being referred to as the “Series D Preferred Stock”).  Such number of shares of the Series D Preferred Stock may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series D Preferred Stock to a number less than the number of shares then outstanding plus the number of shares issuable upon exercise or conversion of outstanding rights, options or other securities issued by the Company.

          2.          Rank.  Except as otherwise expressly provided herein, with respect to dividend rights, redemption rights and rights on liquidation, dissolution or winding up, the Series D Preferred Stock will rank senior to the following capital stock of the Corporation:  (a) the Common Stock, par value $0.01 per share; (b) all other classes of common stock; (c) the Series A Convertible Preferred Stock, par value $1.00 per share; (d) the Series B Convertible Preferred Stock, par value $1.00 per share; (e) the Series C Convertible Preferred Stock, par value $1.00 per share; and (f) all other classes or series of Preferred Stock.

          3.          Dividends.  The Corporation shall not declare or pay any dividends on shares of Common Stock until the holders of the Series D Preferred Stock then outstanding shall have first received a cash dividend on each outstanding share of Series D Preferred Stock in an amount at least equal to the product of (a) the per share amount, if any, of the dividends to be declared, paid or set aside for the Common Stock, multiplied by (b) the number of whole shares of Common Stock into which such share of Series D Preferred Stock could then be convertible, whether or not the Corporation then has sufficient authorized but unissued Common Stock to effect such conversion.

          4.          Liquidation, Dissolution or Winding Up.

                       (a)     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series D Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after and subject to the payment in full of all amounts required to satisfy in full any and all debts, liabilities and obligations of the Corporation, and all amounts required to be distributed to the holders of any other class or series of stock of the Corporation ranking on liquidation prior and in preference to the Series D Preferred Stock, if any, but before any payment shall be made to the holders of the Common Stock or any shares of any class or series of shares of the Corporation, or any instrument or security directly or indirectly convertible into or exercisable or exchangeable for shares of any class or series of the Corporation, whose preference or priority as to rights on liquidation, dissolution or winding up is junior to any such preference or priority of the Series D Preferred Stock (such Common Stock and other securities being collectively referred to as “Junior Stock”), an amount per share equal to the greater of (i) (A) the consideration paid to the Corporation for such share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such share), plus (B) all accrued and unpaid dividends on such share, if any, or (ii) the per share amount a holder of Series D Preferred Stock would have been entitled to receive if such holder had exercised its conversion rights provided herein immediately prior to the liquidation, dissolution or winding up of the Corporation, whether or not the Corporation then has sufficient authorized but unissued Common Stock to effect such conversion.  If upon any such liquidation, dissolution or winding up of the Corporation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series D Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series D Preferred Stock and the holders of any class or series of stock ranking on liquidation on a parity with the Series D Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

                       (b)     After the payment of all preferential amounts required to be paid to the holders of the Series D Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation on a parity with the Series D Preferred Stock, any remaining assets available for distribution shall be distributed to the holders of Junior Stock (in proportion to their respective ranking on liquidation) and no further distributions shall be made to the holders of Series D Preferred Stock.

                       (c)     For the purposes of this Section 4, any merger or consolidation of the Corporation into or with any other corporation or entity, or a sale, conveyance, mortgage, transfer, license, pledge, lease or other disposition of all or substantially all of the assets of the Corporation, shall be deemed to be a liquidation, dissolution, or winding up of the Corporation, unless the holders of a majority of the Series D Preferred Stock then outstanding vote otherwise.

                       (d)     For purposes of this Section 4, if any Assets distributed to stockholders upon liquidation, dissolution or winding up of the Corporation consist of property other than cash, the amount of such distribution shall be deemed to be the fair market value thereof at the time of such distribution, as determined in good faith by the Board of Directors of the Corporation.

                       (e)     In the event that any holder of Series D Preferred Stock has been paid in full all amounts payable upon any share of Series D Preferred Stock pursuant to the first sentence of Section 4(a) in connection with a liquidation, dissolution or winding up resulting from the sale or disposition of all or substantially all of the assets of the Corporation, the Corporation shall have the right, at its election and in its absolute discretion (provided that the Corporation then has legally available funds therefor), to repurchase any such share of Series D Preferred Stock upon which all amounts payable pursuant to Section 4(a) have been paid in full, and the repurchase price of such share shall be $.001.  The Corporation may exercise its repurchase right under this Section 4(e) by delivering to the holder of any share of Series D Preferred Stock which the Corporation determines to repurchase, a notice stating the number of shares that the Corporation has determined to repurchase, the effective date of such repurchase and attaching a duly endorsed check for the aggregate repurchase price of such shares.  The repurchase of such shares shall be effective upon the date specified in such notice by the Corporation.  If so requested in the Corporation’s notice, any holder from which the Corporation has repurchased shares of Series D Preferred Stock in accordance with this Section 4(e) shall thereafter deliver for cancellation to the Corporation its certificate or certificates, formerly representing the shares so repurchased.  If the certificate or certificates so surrendered by the holder represent in excess of the number of shares so repurchased, the Corporation shall promptly deliver to such holder a certificate or certificates representing the number and type of shares represented by the surrendered certificate or certificates but not repurchased in accordance with this Section 4(e).

          5.          Voting.

                       (a)     Except where the holders of the Series D Preferred Stock shall vote as a class pursuant to Section 5(b) and Section 5(c) below, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration, each holder of outstanding shares of Series D Preferred Stock shall have a number of votes per share of the Series D Preferred Stock held of record by such holder on the record date for the meeting of stockholders, if such matter is subject to a vote at a meeting of stockholders, or on the effective date of any consent, if such mater is subject to a consent of the stockholders without a meeting, equal to the number of whole shares of Common Stock into which such share of Series D Preferred Stock is convertible on the close of business on such record date or effective date, as the case may be (as adjusted from time to time pursuant to Section 6(c) hereof).  Except as provided by law or by the provisions of the Company’s Certificate of Incorporation, as amended, establishing any other series of Preferred Stock (including with respect to Series D Preferred Stock, Section 5(b) and Section 5(c) below), holders of Series D Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

                       (b)     For so long as at least twenty-five percent (25%) of the shares of Series D Preferred Stock issued on the date upon which the final sale of Series D Preferred Stock occurs in the transaction or the contemporaneous series of transactions that constitutes the Company’s initial offering of Series D Preferred Stock (the “Last Original Issue Date”) remain unconverted, the holders of Series D Preferred Stock shall be entitled to elect, on an annual basis and by the affirmative vote of the holders of a majority of the outstanding Series D Preferred Stock, two-thirds of the total number of directors of the Corporation, rounded to the next highest whole number.

                       (c)     In addition to any other vote or consent of stockholders provided by law or by the Corporation’s Certificate of Incorporation, as amended, for so long as at least twenty-five percent (25%) of the shares of Series D Preferred Stock issued on the Last Original Issue Date remain unconverted, the Corporation shall not (whether by merger, consolidation, reorganization, recapitalization or otherwise), without the approval by vote or written consent of the holders of not less than a majority of the then outstanding shares of Series D Preferred Stock:

                                 (i)     amend, waive or repeal any provisions of, or add any provision to the Corporation’s Certificate of Incorporation or Bylaws, or take any action or enter into any other agreements, which prohibit or conflict with the Corporation’s obligations hereunder with respect to the holders of the Series D Preferred Stock;

                                 (ii)     alter or change the rights, preferences or privileges of the shares of the Series D Preferred Stock;

                                 (iii)     increase, decrease or otherwise change the number of authorized shares of the Corporation’s capital stock, or create, authorize, designate, issue or establish any class or series of its capital stock which ranks senior to, or on a parity with, the Series D Preferred Stock as to dividend, redemption rights, voting rights or rights on liquidation, dissolution or winding up of the Corporation;

                                 (iv)     declare or pay any dividend on, purchase, redeem or otherwise acquire any security of the Corporation that is Junior Stock with respect to the Series D Preferred Stock, or which ranks senior to, or on a parity with, the Series D Preferred Stock, unless the Corporation is otherwise required to declare or pay such dividend pursuant to the terms of its Certificate of Incorporation, as amended;

                                 (v)     take any action which would result in increasing the number of directors to more than six; or

                                 (vi)     engage in any merger, consolidation or statutory share exchange.

          6.          Conversion.  The holders of Series D Preferred Stock shall have conversion rights as follows:

                       (a)     Right to Convert.  Each share of Series D Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the consideration paid to the Corporation for each share by the Conversion Price (as defined below) in effect at the time of conversion.  The “Conversion Price” for Series D Preferred Stock shall initially be $.306613 for each share (e.g., each share of Series D Preferred Stock shall initially be convertible into twenty (20) shares of Common Stock).  Such initial Conversion Price, and the rate at which shares of Series D Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.  Notwithstanding the foregoing, holders of Series D Preferred Stock shall be entitled to convert, at any time, only such number of shares of Series D Preferred Stock with respect to which authorized but unissued shares of Common Stock are then reserved for issuance pursuant to Section 6(f) at the applicable Conversion Price, taking into account all outstanding shares of Common Stock, all shares of Common Stock reserved for issuance on the Last Original Issue Date for the exercise of options, warrants, other Common Stock equivalents and series of Preferred Stock other than the Series D Preferred Stock, and an additional six million (6,000,000) shares of Common Stock to be reserved for issuance of stock awards by the Company’s Board of Directors.

                       (b)     Mechanics of Conversion.  Before any holder of Series D Preferred Stock shall be entitled to convert the same into full shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed for transfer, at the office of the Corporation or any transfer agent of the Corporation and shall give written notice to the Corporation at such office that such holder elects to convert the same, such notice to state the name or names and addresses to which certificates for Common Stock will be issued.  No fractional shares of Common Stock shall be issued upon conversion of Series D Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Conversion Price.  The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series D Preferred Stock or to a third party such holder may designate in writing, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and, a check payable to the holder in the amount of any cash amounts payable as the result of conversion into fractional shares of Common Stock plus unpaid dividends, and if less than all the shares of the Series D Preferred Stock represented by such certificates are converted, a certificate representing the shares of Series D Preferred Stock not converted.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series D Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.  If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder surrendering Series D Preferred Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock or other property issuable upon such conversion of the Series D Preferred Stock shall not be deemed to have converted such Series D Preferred Stock until immediately prior to the closing of such sale of securities.  Notice of such conversion in connection with an underwritten offering of securities shall be given by the Corporation by mail, postage prepaid, to the holders of the Series D Preferred Stock at their addresses shown in the Corporation’s records, at least ten (10) days prior to the closing date of the sale of such securities.  On or after the closing date as specified in such notice, each holder of Series D Preferred Stock shall surrender his/her/its certificate or certificates representing such Series D Preferred Stock for the number of shares of Common Stock to which such holder is entitled at the office of the Corporation or any transfer agent for the Common Stock.  The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series D Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock and any declared but unpaid dividends.  The conversion shall be deemed to have occurred as of the close of business on the actual closing date with respect to the sale of such securities, and, notwithstanding that any certificate representing the Series D Preferred Stock to be converted shall not have been surrendered, each holder of such Series D Preferred Stock shall thereafter be treated for all purposes as the record holder of the number of shares of Common Stock issuable to such holder upon such conversion.

                       (c)     Adjustments to Conversion Price.

                                (i)     Adjustments for Subdivisions, Common Stock Dividends, Combinations or Consolidations of Common Stock.  In the event the outstanding shares of Common Stock shall be subdivided or increased, by stock split or stock dividend, into a greater number of shares of Common Stock, the Conversion Price then in effect shall concurrently with the effectiveness of such subdivision or payment of such stock dividend, be proportionately decreased.  In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Conversion Price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

                                (ii)     Adjustments for Reclassification, Exchange and Substitution.  If the Common Stock issuable upon conversion of the Series D Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination or shares provided for above), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Series D Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series D Preferred Stock immediately before that change.

                                (iii)     Adjustments for Merger, Sale, Lease or Conveyance.  In the event of any consolidation with or merger of the Corporation with or into another entity, or in case of any sale, lease or conveyance to another person or entity of the assets of the Corporation as an entirety or substantially as an entirety, the Series D Preferred Stock shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of the Series D Preferred Stock as the case may be, would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of the Series D Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Series D Preferred Stock.

                                (iv)     Other Provisions Applicable to Adjustment Under this Section.  The following provisions will be applicable to the adjustments in Conversion Price as provided in this Section:

                                          (A)     The number of shares of Common Stock at any time outstanding shall not include any shares thereof then directly or indirectly owned or held by or for the account of the Corporation.

                                         (B)     In case the Corporation shall take any action affecting the outstanding number of shares of Common Stock other than an action described in any of the foregoing subsections above, inclusive, which would have an inequitable effect on the holders of Series D Preferred Stock, the Conversion Price shall be adjusted in such manner and at such time as the Board of Directors of the Corporation on the advice of the Corporation’s independent public accountants may in good faith determine to be equitable in the circumstances.

                                         (C)     No adjustment of the Conversion Price shall be made if the amount of any such adjustment would be an amount less than one percent (1%) of the Conversion Price then in effect, but any such amount shall be carried forward and an adjustment with respect thereof shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate an increase or decrease of one percent (1%) or more.

                                         (D)     The Conversion Price shall not be adjusted upward except in the event of a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

                                (v)     Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this section, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series D Preferred Stock a certificate setting forth such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series D Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon the written request at any time of any holder of Series D Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustments and readjustments, (C) the Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series D Preferred Stock.

                       (d)     Notices of Record Date.  In the event that this Corporation shall propose at any time:

                                 (i)     to declare any dividend or distribution (other than by purchase of Common Stock of employees, officers and directors pursuant to the termination of such persons or pursuant to the Corporation’s exercise of rights of first refusal with respect to Common Stock held by such persons) upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

                                 (ii)     to effect any reclassification or recapitalization of its Common Stock shares outstanding involving a change in the Common Stock; or

                                 (iii)     to merge or consolidate with or into any other entity, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up; then, in connection with each such event, this Corporation shall send to the holders of the Series D Preferred Stock:

                                         (A)     at least twenty (20) days’ prior written notice of the date on which a record shall be taken for such dividend or distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (i) and (ii) above; and

                                         (B)     in the case of the matters referred to in (ii) and (iii) above, at least twenty (20) days’ prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

Each such written notice shall be given by first class mail, postage prepaid, addressed to the holders of Series D Preferred Stock at the address for each such holder as shown on the books of this Corporation.  Any such action shall at all times be subject to the voting rights and other rights, preferences and privileges of the Series D Stock Preferred.

                       (e)     No Impairment.  The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action (other than actions taken in good faith), avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in carrying out all the provisions of this Section 6 and in taking all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series D Preferred Stock against impairment.

                       (f)     Reservation of Common Stock.  The Corporation shall, at all times when the Series D Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series D Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series D Preferred Stock.  If the Corporation shall not have, as of the Last Original Issue Date, sufficient authorized but unissued Common Stock for the purpose of effecting the conversion of all of the Series D Preferred Stock outstanding from time to time and reserving the number of shares required by the immediately preceding sentence, it shall nonetheless reserve and keep available such number of its duly authorized shares of Common Stock as is in fact available as of that date and shall, at each meeting of stockholders after the date thereof, submit and recommend to its stockholders (subject to the exercise of its fiduciary duties under applicable law) a proposal to increase the number of its authorized shares of Common Stock until such time as the Corporation’s Certificate of Incorporation shall have been amended to increase the number of authorized shares of Common Stock to such number as would, at a minimum, permit the reservation by the Corporation of sufficient shares to allow conversion of all shares of the Series D Preferred Stock as provided herein.  The inability of the Corporation to reserve the required number of shares of Common Stock required by this section shall have no impact on the rank, rights, preferences and privileges of the Series D Preferred Stock, all of which shall be interpreted and applied as if the Corporation had sufficient shares of Common Stock authorized but unissued to effect any conversion.  Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series D Preferred Stock or which would cause the effective purchase price for the Series D Preferred Stock to be less than the par value of the shares of Series D Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Conversion Price or effective purchase price, as the case may be.

                       (g)     No Adjustment.  Upon any voluntary conversion of the Series D Preferred Stock, no adjustment to the conversion rights shall be made for declared but unpaid dividends on the Series D Preferred Stock surrendered for conversion or on the Common Stock delivered.

                       (h)     Cancellation of Preferred Stock.  All shares of the Series D Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall forthwith cease and terminate except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any declared but unpaid dividends thereon.  Any shares of the Series D Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series D Preferred Stock accordingly.

          7.          Preemptive Rights.

                       (a)     Except as set forth in Section 7(c), the Corporation shall not issue or sell any shares of Common Stock or other securities, any rights or options to purchase Common Stock, Preferred Stock, or other securities, or any debt or shares convertible into or exchangeable for Common Stock, Preferred Stock, or other securities, whether now or hereafter authorized and whether unissued or in the treasury (collectively, “Preemptive Shares”), unless each holder of Series D Preferred Stock shall first have been given the right to acquire, at a price no less favorable than that at which such Preemptive Shares are to be offered to others, a portion of the Preemptive Shares, as provided in Section 7(b).

                       (b)     The Corporation shall give each holder of Series D Preferred Stock prior written notice of any proposed issuance or sale described in Section 7(a), including the price at which such securities are to be offered and the time period for the offering, and the holders of Series D Preferred Stock shall have thirty (30) days from the giving of such notice within which to elect to acquire that number of the Preemptive Shares equal to the product of the total number of Preemptive Shares being offered and a fraction, determined as of the time immediately prior to the issuance of the Preemptive Shares, the numerator of which is equal to the sum of (i) the number of shares of Common Stock then outstanding as a result of the conversion of shares of Series D Preferred Stock, and (ii) the number of shares of Common Stock into which all outstanding shares of Series D Preferred Stock could be converted, and the denominator of which is equal to the sum of (x) the number of shares of Common Stock then outstanding, (y) the number of shares of Common Stock into which all outstanding shares of Series D Preferred Stock could be converted, and (z) the number of shares of Common Stock issuable upon conversion or exercise of all outstanding options, warrants and other rights for the purchase of capital stock of the Company, and all outstanding shares of all series of Preferred Stock other than the Series D Preferred Stock (such number of Preemptive Shares being referred to herein as the “Series D Preemptive Shares”).  Each holder of Series D Preferred Stock may acquire that portion of the Series D Preemptive Shares being offered equal to its percentage ownership of the outstanding Series D Preferred Stock immediately preceding the issuance of the Preemptive Shares; provided, however, that if any holder of Series D Preferred Stock does not elect to purchase his or its portion of such Series D Preemptive Shares in full, the each remaining holder of Series D Preferred Stock having elected to purchase its respective portion of the Series D Preemptive Shares (each such holder being referred to as an “Electing Holder”) shall have the right to purchase such number of unpurchased Series D Preemptive Shares equal to the product of such number of unpurchased Series D Preemptive Shares and a fraction, determined as of the time immediately prior to the issuance of the Preemptive Shares, the numerator of which is equal to the number of shares of Series D Preferred Stock held by such Electing Holder and the denominator of which is equal to the number of shares of Series D Preferred Stock held by all Electing Holders.  If any transaction specified by the Corporation in any such notice shall not be consummated within one hundred twenty (120) days from the date of such notice, the Corporation shall again comply with the provisions of this Section 7 with respect to such transaction, and all holders of Series D Preferred Stock shall again have preemptive rights hereunder with respect to the transaction, regardless of whether any such stockholder had previously exercised or failed to exercise such rights.  Any purchase of securities pursuant to the exercise of preemptive rights shall be consummated simultaneously with, and shall be conditioned upon, consummation of the transaction proposed by the Corporation.

                       (c)     The restrictions contained in, and preemptive rights granted under, this Section 7 shall not apply to:

                                 (i)     the sale or issuance of Common Stock or Common Stock equivalents pursuant to any stock incentive plan of the Company;

                                 (ii)     the sale or issuance of Common Stock or Common Stock equivalents to officers or members of the Board of Directors of the Company, if and to the extent that such sale or issuance is approved by the Board of Directors (including a majority of the directors appointed by the holders of shares of Series D Preferred Stock);

                                 (iii)     the issuance of shares of Common Stock or Common Stock equivalents to third parties in conjunction with technology licenses, strategic alliances or commercial financing transactions, if and to the extent that the transaction in which such issuance is to be made is approved by the Board of Directors (including a majority of the directors appointed by the holders of shares of Series D Preferred Stock);

                                 (iv)     shares of Common Stock or Common Stock equivalents issued in connection with:

                                         (A)     an acquisition of all or any portion of the assets of a business or a division of any entity;

                                         (B)     a merger or consolidation of the Corporation into or with another entity;

                                         (C)     a business combination effected through an exchange of the Corporation’s shares for the securities of another entity; or

                                         (D)     a strategic corporate partnership or joint venture;

if and to the extent that the transaction in which such issuance is to be made is approved by the Board of Directors (including a majority of the directors appointed by the holders of shares of Series D Preferred Stock);

                                 (v)     shares of Common Stock issued upon conversion of shares of Series D Preferred Stock;

                                 (vi)     shares of capital stock of the Company issued in a public offering occurring after the date hereof that results in aggregate gross proceeds to the Company of at least Twenty Five Million Dollars ($25,000,000); or

                                 (vii)     shares of Common Stock issued upon the exercise or conversion of outstanding options, warrants or other Common Stock equivalents.

The rights granted to the holders of Series D Preferred Stock under this Section 7 may be waived for all such holders with respect to any Preemptive Shares by a written waiver executed by the holders of Series D Preferred Stock possessing greater than fifty percent (50%) of the total voting power of the outstanding Series D Preferred Stock.

          8.          Redemption Rights.

                       (a)     At the Option of Holders.  Subject to Section 8(b), if at the next stockholder meeting following the Last Original Issue Date, the stockholders do not approve an amendment to the Corporation’s Certificate of Incorporation increasing the number of authorized shares of Common Stock to permit reservation by the Corporation of sufficient shares of Common Stock to allow conversion of all shares of Series D Preferred Stock outstanding, the Corporation shall, upon the receipt by the Corporation of a written request delivered no earlier than December 31, 2004 (the “Redemption Request”) from the holders of a majority of the then outstanding Series D Preferred Stock, redeem such number of shares of Series D Preferred Stock as would correspond, on an as converted basis, to the corresponding number of shares of Common Stock that could not be reserved and made available for conversion (such number of shares of Series D Preferred Stock being referred to as the “Redemption Shares”).  The Redemption Price (as defined below) shall be paid in cash in one installment due and payable no later than thirty (30) days from the date of the Redemption Request (the “Redemption Date”), unless a fair market value determination has to be made by the Board of Directors as provided below, in which case the installment shall be due and payable as provided below.

                       (b)     Partial Redemption.  If on the Redemption Date, less than all of the Redemption Shares then outstanding may be legally redeemed by the Corporation, (a) the Corporation shall redeem the maximum number of Redemption Shares that may be redeemed out of funds legally available for such redemption, with such shares to be redeemed proportionately from the holders of Series D Preferred Stock according to the total number of shares of Series D Preferred Stock owned by each, and (b) the Corporation shall thereafter be obligated to, and shall, at such time as it possesses funds legally available therefor, redeem the remainder of such Redemption Shares.  On and after the Redemption Date, all rights in respect of the Redemption Shares, except the right to receive the Redemption Price as herein provided, shall cease and terminate (unless default shall be made by the Corporation in the payment of the Redemption Price as herein provided, in which event such rights shall be exercisable until such default is cured), and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Corporation.

                       (c)     Redemption Price.

                                 (i)     If the Common Stock has been traded in the open market (e.g., “pink sheets”, bulletin board, NASDAQ, or any national securities exchange constituting the primary trading market for the Common Stock) during the ten (10) trading days prior to the Redemption Date, the Redemption Price for each share of Series D Preferred Stock shall be equal to the greater of (A) the consideration paid to the Corporation for such share of Series D Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar capitalization affecting such share) plus all accrued and unpaid dividends on such share, if any, or (B) an amount equal to the average closing sales price per share of Common Stock in the open market during the ten (10) trading days preceding the Redemption Date multiplied by the number of shares of Common Stock the holder of such share of Series D Preferred Stock would have been entitled to receive for such share if it had exercised its conversion rights immediately prior to the Redemption Date.

                                 (ii)     If the Common Stock has not been traded in the open market during the ten (10) trading days prior to the Redemption Date as a result of the Company no longer being subject to the Securities Exchange Act of 1934 or the Securities Act of 1933, both as amended from time to time, the Redemption Price for each share of Series D Preferred Stock shall be the greater of (A) the aggregate total consideration paid to the Corporation for such share of Series D Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar capitalization affecting such share) plus all accrued and unpaid dividends on such shares, if any, or (B) the fair market value of such share as established in good faith by the Corporation’s Board of Directors as set forth below after receiving appropriate valuation advice from a reputable investment banking firm reasonably acceptable to the redeeming holders of Series D Preferred Stock.  The Board of Directors shall make such fair market value determination and notify the holders of Series D Preferred Stock thereof within thirty (30) days following the Redemption Date (such determination being referred to herein as the “Original Determination”).  If the holders of a majority of the then outstanding shares of Series D Preferred Stock agree with the Original Determination, payment of the Redemption Price shall be due and payable no later than thirty (30) days following such notification.  If, however, the holders of a majority of the then outstanding Series D Preferred Stock shall give the Corporation written notice within ten (10) days of their receipt of the Original Determination that they disagree with the Original Determination, then the holders of a majority of the outstanding Series D Preferred Stock and the Corporation shall attempt to agree upon a fair market value.  Should such holders of Series D Preferred Stock and the Corporation be unable to agree during the twenty (20) day period immediately following the giving of the written notice of such disagreement as to the fair market value without the employment of appraisers, then they shall each select one (1) appraiser experienced in the business of evaluating or appraising the market value of stock.  The two (2) appraisers so selected (the “Initial Appraisers”) shall, on or prior to the expiration of forty-five (45) days from their respective appointments, appraise such shares to be redeemed as of the Redemption Date, and give written notice of their respective appraisals to the Corporation and the holders of Series D Preferred Stock.  The Initial Appraisers shall base their respective determinations upon all considerations that they determine to be relevant but shall assume:  (1) no discounts for minority ownership interest or illiquidity, and (2) that any contractual or applicable federal or state securities law restrictions on transferability are not applicable.  If the difference between each resulting appraisal and the Original Determination is not greater or less than ten percent (10%) of the Original Determination, then the Original Determination shall be deemed to be the fair market value, and the Redemption Price shall then be due and payable no later than thirty (30) days from the receipt by the Corporation and the holders of the Series D Preferred Stock of the Initial Appraisers’ determinations.  If the difference between either of the resulting appraisals and the Original Determination is greater or less than ten percent (10%) of the Original Determination, but not greater or less than twenty percent (20%) of the Original Determination, then the average of the appraisals shall be deemed the fair market value, and the Redemption Price shall then be due and payable no later than thirty (30) days from the receipt by the Corporation and the holders of the Series D Preferred Stock of the Initial Appraisers’ determinations.  If the difference between either of the resulting appraisals and the Original Determination is greater or less than twenty percent (20%) of the Original Determination, the Initial Appraisers shall select an additional appraiser (the “Additional Appraiser”), who shall be experienced in a manner similar to the Initial Appraisers.  If they fail to select such Additional Appraiser as provided above, then the Corporation shall immediately apply, after written notice to the holders of the Series D Preferred Stock, to any judge of any court of general jurisdiction for the appointment of such Additional Appraiser.  The Additional Appraiser shall then choose from the values determined by the Initial Appraisers the value that the Additional Appraiser considers closest to the fair market value of Series D Preferred Stock, and such value shall be the fair market value.  The Additional Appraiser shall forthwith give written notice of such Additional Appraiser’s determination to the Corporation and the holders of Series D Preferred Stock.  Each party shall pay the expenses and fees of the Initial Appraiser selected by him or it, and, if an Additional Appraiser is employed, the party who selected the Initial Appraiser whose value determination was rejected by the Additional Appraiser shall pay all the expenses and fees of the Additional Appraiser.  The Redemption Price shall then be due and payable no later than thirty (30) days from the Additional Appraiser’s determination.

          IN WITNESS WHEREOF, TurboChef Technologies, Inc. has caused this Certificate of Designation to be executed by its duly authorized representative as of this 27th day of October, 2003.

TURBOCHEF TECHNOLOGIES, INC.

By:	/s/ Jeffrey B. Bogatin

Name: Jeffrey B. Bogatin
Title: Chairman